As filed with the Securities and Exchange Commission on March 12, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

La Quinta Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	7011	90-1032961
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

909 Hidden Ridge, Suite 600

Irving, Texas 75038

(214) 492-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark M. Chloupek

Executive Vice President, Secretary and General Counsel

909 Hidden Ridge, Suite 600

Irving, Texas 75038

(214) 492-6600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Michael D. Nathan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Marc D. Jaffe, Esq. Cathy A. Birkeland, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	20,125,000(1)	$22.48(2)	$452,410,000	$52,571

(1)	Includes 2,625,000 shares subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the average of the high and low prices of the Registrant’s common stock on March 6, 2015, as reported on the New York Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 12, 2015.

17,500,000 Shares

La Quinta Holdings Inc.

Common Stock

The selling stockholders identified in this prospectus are offering 17,500,000 shares of common stock of La Quinta Holdings Inc. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “LQ.” The last reported sale price of our common stock on the NYSE on March 10, 2015 was $22.74 per share.

See “Risk Factors” beginning on page 19 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 17,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,625,000 shares of common stock from the selling stockholders at the public offering price less the underwriting discounts and commissions. The selling stockholders will receive all of the proceeds from the sale of any such additional shares to the underwriters.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2015.

J.P. Morgan	Morgan Stanley

Prospectus dated                 , 2015.

Wake Up on the Bright Side

Whether traveling for business or leisure, hotel guests will find La Quinta across 47 U.S. states and in Mexico and Canada. With over 860 hotels and more than 8,000 employees, the La Quinta team is passionate about providing each guest with a refreshing and engaging experience, helping them **wake up on the bright side®**.

Growing Loyalty Program

LA QUINTA
RETURNS
Elite

We have a loyal base of customers with over 10 million members. Active members have delivered year-over-year increases in room revenues from 2008 to 2014 and represent 48% of room revenues for the year ended December 31, 2014.

Fastest Growing Select-Service Brand

MEXICO
HONDURAS
COLOMBIA

Technology Innovation

La Quinta Inns & Suites
Your room is Ready for You™

Widely Recognized and Differentiated Brand

La Quinta is a highly recognizable brand established over a 46-year history.

LA QUINTA
INN & SUITES

Prospectus

Neither we nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectuses we have prepared. Neither we nor the selling stockholders take any responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its respective date.

Market and industry data

Within this prospectus and the documents incorporated by reference herein, we reference information and statistics regarding the hotel industry and various segments within such industry. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Smith Travel Research (“STR”) and PKF Hospitality Research, LLC (“PKF-HR”) are the primary sources for third-party market data and industry statistics and forecasts. STR does not guarantee the performance of any company about which it collects and provides data. Nothing in the STR or PKF-HR data should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them.

RevPAR Index, which measures a hotel’s fair market share of its competitive set’s revenue per available room, is stated as a percentage and is calculated for a hotel by comparing the hotel’s RevPAR to the aggregate RevPAR of a group of competing hotels generally in the same market (referred to as a “competitive set”); and when presented for a group of hotels is a weighted average of the individual hotel results. The manager for each of our owned hotels and each franchisee exercises discretion, subject to (i) adherence to certain guidelines published by STR and described below and (ii) review by La Quinta management to ensure system-wide consistency, in identifying the competitive set of properties for each such hotel. They consider such factors as physical proximity, competition for similar customers, services and amenities, quality and average daily rate, with location being the most significant factor. Competitive set makeup is initially determined when a new hotel enters our system and is reviewed for continuing appropriateness as non-La Quinta hotels enter and leave our markets. Each La Quinta hotel’s competitive set complies with the following four STR published guidelines, each of which places limitations on properties that may be included in a competitive set: (1) each competitive set must include a minimum of three participating properties, in addition to the subject property; (2) no single property or brand can account for more than 40% of the total participating room supply of a competitive set, excluding the rooms of the subject property; (3) no single company can account for more than 60% of the total participating room supply of a competitive set, excluding the rooms of the subject property; and (4) each competitive set must include a minimum of two companies other than that of the subject property. We may include certain competitors in a hotel property’s competitive set and those competitors may or may not include our hotel in their competitive set. We provide, for each La Quinta hotel, our proposed competitive set to STR for publication. STR confirms that each proposed competitive set complies with their published guidelines and then uses that information, along with ADR and RevPAR for each such hotel (which ADR and RevPAR may be calculated differently than we or our competitors do for internal purposes) to calculate RevPAR Index. STR calculates RevPAR Index for the current period and prior periods based on the competitive sets existing as of the date of the STR report for the current period of such report. Accordingly, our future filings may disclose historical RevPAR Index for prior periods that differ from those disclosed in this prospectus.

i

Trademarks, service marks and trade names

We own or have rights to use a number of registered and common law trademarks, service marks and trade names in connection with our business in the United States and/or in certain foreign jurisdictions. Our primary trademarks are “La Quinta,” “LQ,” “Returns” and the sunburst Q symbol.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus or the documents incorporated by reference herein are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus and the documents incorporated by reference herein contain additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus or in the documents incorporated by reference herein are, to our knowledge, the property of their respective owners.

Basis of presentation

On April 14, 2014, we completed our initial public offering (the “IPO”), in which we issued and sold approximately 44.0 million shares of common stock of La Quinta Holdings Inc. Our business prior to the IPO was conducted, and our hotel properties were owned, through multiple entities (including the entities owned by the Company at the completion of the IPO and previously under common control or otherwise consolidated for financial reporting purposes and their consolidated subsidiaries (the “Predecessor Entities”) and the entities that own the 14 La Quinta hotels managed by the Predecessor Entities (the “Previously Managed Portfolio”), collectively, the “Existing Entities”). Prior to the IPO, certain of our Existing Entities operated as real estate investment trusts (“REITs”) for U.S. federal income tax purposes.

To effectuate the IPO, we enacted a series of transactions that resulted in a reorganization of our business (the “Pre-IPO Transactions”). Specifically, among other transactions, one of the Predecessor Entities purchased the Previously Managed Portfolio and we purchased the management company for the Predecessor Entities and the equity interests in the Predecessor Entities held by the pre-IPO owners were exchanged for shares of common stock of the Issuer. Additionally, all of the shares of capital stock held by third-party stockholders of the Existing Entities that were REITs were redeemed for cash and the REITs were converted into limited liability companies. Following the IPO, neither we nor any of our subsidiaries were operated as a REIT, and we are taxed as a “C” corporation at the federal and state level. See “Prospectus summary—Corporate history, growth and structure.” For a further discussion of the Pre-IPO Transactions, see the italicized introduction to the section entitled “Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) incorporated by reference into this prospectus.

Unless otherwise indicated or the context otherwise requires, all information in this prospectus reflects the consummation of the Pre-IPO Transactions and references in this prospectus to “we,” “our,” “us” and the “Company” refer to La Quinta Holdings Inc. and its consolidated subsidiaries, and references to “La Quinta Holdings Inc.” and the “Issuer” refer only to La Quinta Holdings Inc. exclusive of its subsidiaries.

As of December 31, 2013, four of our La Quinta-branded hotels were designated as assets held for sale and the results of their operations, together with the operations of the 29 hotels sold during 2013, have been classified as discontinued operations (collectively, the “Hotels Designated for Sale”). Sales of these four hotels closed in February 2014.

Presentation of historical non-financial data and pro forma financial information.    Unless otherwise indicated or the context otherwise requires, (i) operating and other non-financial data, including number of hotels and related data, disclosed in the sections of this prospectus and the documents incorporated by reference herein other than the Financial Statement Sections (as defined below) and (ii) pro forma financial information in this prospectus:

•	reflects the combined and consolidated business and operations of the Predecessor Entities;

•	treats the Previously Managed Portfolio as owned hotels, which were acquired by the Predecessor Entities at the time of the IPO;

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includes the Hotels Designated for Sale (with the Hotels Designated for Sale treated as discontinued operations in the pro forma financial information) until such hotels were sold in February 2014; and

•	excludes 11 Baymont-branded hotels (the “Baymont Hotels”) which we sold on August 8, 2013 (with the Baymont Hotels treated as discontinued operations in the pro forma financial information).

Presentation of consolidated financial information and certain other non-financial data.    Unless otherwise indicated, or the context otherwise requires, for periods prior to the completion of the IPO, (i) the historical financial data (excluding all pro forma financial data) included or incorporated by reference in this prospectus and (ii) the operating and other non-financial data (but excluding all related data prepared on a pro forma basis), including number of hotels and related data, disclosed in “Summary historical consolidated financial data” in this prospectus and “Part II—Item 6. Selected Financial Data” and “Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the 2014 Form 10-K incorporated by reference into this prospectus (collectively, the “Financial Statement Sections”):

•	reflects the combined and consolidated business and operations of the Predecessor Entities (including the management company, which was consolidated for financial reporting purposes);

•	treats the Previously Managed Portfolio as franchised and managed hotels;

•	excludes the Hotels Designated for Sale (other than as discontinued operations); and

•	excludes the Baymont Hotels (other than as discontinued operations).

Except where the context requires otherwise, the information in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional 2,625,000 shares of common stock from the selling stockholders.

Certain defined terms

The following are definitions of certain terms used in this prospectus:

•	“ADR” or “average daily rate” means hotel room revenues divided by total number of rooms sold in a given period;

•	“Blackstone” or “our Sponsor” means The Blackstone Group L.P. and its affiliates;

•	“CAGR” means compound annual growth rate;

•	“Comfort” refers to Comfort Inns and Comfort Suites collectively;

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“comparable hotels” means hotels that: (i) were active and operating in our system for at least one full calendar year as of the end of the applicable period and were active and operating as of January 1st of the previous year; and (ii) have not sustained substantial property damage, business interruption or for which comparable results are not available. Management uses comparable hotels as the basis upon which to evaluate ADR, occupancy, RevPAR and RevPAR Index on a system-wide basis and for each of our reportable segments;

•	“franchised hotels” refers to La Quinta-branded hotels which are owned and operated by third party franchisees under franchise agreements with us;

•	“Hampton” refers to Hampton Inns and Hampton Inn & Suites collectively;

•	“main STR competitive set” refers to Comfort, Holiday Inn Express and/or Hampton, the brands most often included in our STR competitive sets;

•	“occupancy” means the total number of rooms sold in a given period divided by the total number of rooms available at a hotel or group of hotels;

•	“owned hotels” and “owned portfolio” refer to our hotels located on properties in which we have an ownership interest or leasehold interest;

•	“pipeline” means our portfolio of future La Quinta-branded hotels, each of which is represented by an executed franchise agreement;

•	“pre-IPO owners” refers to Blackstone and the members of our management and consultants that owned, directly or indirectly, interests in the Predecessor Entities;

•	“RevPAR” or “revenue per available room” means the product of the ADR charged and the average daily occupancy achieved;

•	“RevPAR Index” measures a hotel’s fair market share of its competitive set’s revenue per available room. See “Market and industry data”;

•	“system-wide” refers collectively to our owned, franchised and managed hotel portfolios; and

•	“U.S. defined market tracts” refers to the 629 geographic areas or locations in the United States, compiled by STR, each of which is a subset of a geographic market.

Prospectus summary

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus and the documents incorporated by reference herein, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, the documents incorporated by reference in this prospectus and any free writing prospectus prepared by us, including the section entitled “Risk factors” in this prospectus and the section entitled “Part I—Item 1A. Risk Factors” and our audited consolidated financial statements and the notes thereto, in each case in our 2014 Form 10-K incorporated by reference into this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of certain factors such as those set forth in “Risk factors” and “Special note regarding forward-looking statements” in this prospectus and “Part I—Item 1A. Risk Factors” in our 2014 Form 10-K incorporated by reference in this prospectus. When making an investment decision, you should also read the discussion under “Basis of presentation” above for the definition of certain terms used in this prospectus and a description of certain transactions and other matters described in this prospectus.

Company overview

We are a leading owner, operator and franchisor of select-service hotels primarily serving the midscale and upper-midscale segments under the La Quinta brand. Based on data provided by STR, over the last ten years ended December 31, 2014, La Quinta is the fastest growing of the hotel brands comprising our main STR competitive set in terms of percentage growth of number of hotels in the United States, significantly outpacing the percentage increase in number of hotels by each of such brands. Our system-wide portfolio, as of December 31, 2014, consisted of 867 hotels representing approximately 86,500 rooms located predominantly across 47 U.S. states, as well as in Canada and Mexico, of which 353 hotels were owned and operated and 514 were franchised. We also had a pipeline of 207 franchised hotels as of December 31, 2014, to be located in the United States, Mexico, Canada, Colombia, Honduras, Nicaragua and Guatemala (86% of which represents new construction as opposed to the conversion of an existing hotel).

The following tables illustrate the growth in number of our owned and franchised hotels from 2004 to December 31, 2014.

(1)	Certain of our owned hotels were previously operated by us as non-La Quinta hotels and are not included in this table until such time as they were converted to La Quinta-branded hotels. From the Acquisition, as defined below, through December 31, 2014 and primarily in 2006, we converted 128 such hotels.

We primarily derive our revenues from owned hotel operations and fees generated from franchised and managed hotels. On a pro forma basis, for the year ended December 31, 2014, we generated total revenue of $988.9 million, Adjusted EBITDA of $375.5 million and net income from continuing operations of $54.6 million. For a reconciliation of Adjusted EBITDA, see “Summary historical consolidated financial data.”

We are focused on providing clean and comfortable guest rooms at affordable prices in convenient locations. When STR’s price points by segment are applied to each of our hotels, approximately 30% would be considered upper-midscale, approximately 53% would be considered midscale, approximately 7% (principally our owned hotels) would be considered economy and the balance would be considered in the segments above upper-midscale. Our hotels have fewer costly services and amenities than full-service hotels, which we believe results in a highly efficient hotel-level cost structure. Our hotels typically include common areas with amenities such as a great room (including breakfast seating area, lobby with seating area and business center), swimming pool and vending areas and generally offer a complimentary breakfast. As of December 31, 2014, the hotels in our system consisted of 607 La Quinta Inn & Suites, which include guest suites and generally are our newer hotels with interior corridors, and 260 La Quinta Inns, 140 of which include interior corridors. Our guest mix includes both business and leisure travelers.

La Quinta was founded in San Antonio, Texas in 1968 and has a 46-year history of owning and operating hotels. From 1973 to January 2006, we operated through our predecessors as a public company. In January 2006, we were acquired by Blackstone (the “Acquisition”), who identified a strategic repositioning opportunity to improve the quality and performance of our owned portfolio, narrow the RevPar Index gap between us and our main STR competitive set and accelerate growth in our franchise business. RevPAR Index measures a hotel’s fair market share of its competitive set’s revenue per available room and is calculated by comparing the hotel’s RevPAR to the aggregate RevPAR of a group of competing hotels generally in the same market.

Our strategic repositioning plan included:

•	assembling a management team led by lodging industry and La Quinta veteran Wayne Goldberg;

•	investing capital into our owned real estate, brand and technology infrastructure;

•	prioritizing the growth of our franchise business and dedicating resources to existing and new domestic franchise markets;

•	establishing a franchising infrastructure in Mexico and Central America;

•	increasing the focus on operating efficiencies and revenue management within our owned portfolio;

•	consolidating operations around the La Quinta brand; and

•	increasing the marketing spend with a focus on differentiating the La Quinta brand and growing our loyalty program.

In connection with our strategic repositioning plan from the Acquisition through December 31, 2014, we have expanded our franchise system by over three times, growing from 158 franchised hotels to 514 franchised hotels, with an additional 207 hotels in our pipeline. Based on historical experience, converted hotels in our pipeline can generally become operational between 12 to 18 months from the date of execution of the franchise agreement, and newly constructed hotels in our pipeline can generally become operational between 36 to 48 months from the date of execution of the franchise agreement. Openings may be delayed, or franchises canceled, for a number of factors, including economic conditions, weather and construction delays, and certain of our pipeline properties may not become operational. Additionally, because revenues from franchised hotels are principally derived from franchise fees rather than room rentals, as we grow our system by increasing the number of franchised hotels, our revenues and expenses will increase at a significantly slower rate than if we were growing our system through an increase in number of owned hotels.

Additionally, over the period from 2007 through the last full fiscal year prior to our IPO, we:

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invested a total of $759 million in capital, $310 million of which we consider repositioning capital which was invested to increase our RevPAR Index. Repositioning capital investments included $148 million for improvements across our owned hotel portfolio, including acceleration of some aspects of cycle renovations, and $45 million for upgrades to our technology infrastructure. Repositioning capital also included over $74 million expended to upgrade the non-La Quinta hotels we converted to La Quinta-branded hotels after the Acquisition and $42 million to develop our flagship downtown Chicago property;

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after experiencing a decrease in RevPAR Index of 340 basis points from 2006 to 2007, principally due to the conversion over that period of 128 non-La Quinta hotels to La Quinta-branded hotels, increased our system-wide RevPAR Index by 990 basis points to 98.5% over the annual periods from 2007 through the last full fiscal year prior to our IPO, based on the STR competitive set of hotels existing as of December 31, 2013;

•	sold (or were holding for sale) 33 La Quinta hotels, the effect of which was to improve our system-wide RevPAR and guest satisfaction scores for our remaining portfolio; and

•	increased membership in our La Quinta Returns loyalty program by 143% from 3.7 million to over nine million members.

Additionally, following the industry-wide economic downturn that began in 2008, our operating performance has improved significantly over the past five fiscal years, during the strong lodging industry recovery that industry analysts believe will continue for the next several years. Specifically, we have:

•	increased our ADR 20.1% from $69.38 to $83.34 for the year ended December 31, 2014 compared to the year ended December 31, 2010;

•	increased our RevPAR 36.4% from $40.49 to $55.21 for the year ended December 31, 2014 compared to the year ended December 31, 2010; and

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realized Adjusted EBITDA growth (including the Previously Managed Portfolio as franchised and managed hotels) of 60.8% for the twelve months ended December 31, 2014 compared to the twelve months ended December 31, 2010.

Although we believe we have been successful in implementing our strategic repositioning plan, we believe there remains significant opportunity for future growth:

•	There remains a meaningful ADR differential between us and the hotels in our main STR competitive sets, which we believe we can continue to decrease over time.

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Our 2014 Adjusted EBITDA and Adjusted EBITDA margins for our owned portfolio remain below comparable 2008 metrics which we believe represent significant capacity for future organic growth at our hotels.

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We remain approximately half the size of the hotel brands in our main STR competitive set in terms of number of hotels in the United States, which we believe provides for significant future expansion opportunity.

Our competitive strengths

We are driven by our core values and principles that we believe drive a high level of employee and guest engagement. Together with these core values and principles, we believe that the following competitive strengths position us to execute on our business plan and growth strategies.

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Scalable and efficient business model with attractive cash flow characteristics.    Our hotel product offering is efficient, replicable and supported by a scalable operational, technological and administrative platform. In 2014, over 98% of our owned hotel revenue was derived solely from room rentals, as compared to 63% for full-service hotels, according to STR, and our operating margins in 2014 were 47% as compared to operating margins in 2013 of 32% for full-service hotels (which reflects the most current available information). As a select-service hotel brand, our hotels require fewer costly services, amenities and capital expenditures than full-service hotels, resulting in what we believe to be a highly efficient hotel-level cost structure, strong Adjusted EBITDA margins and stable cash flows. Even during the height of the recent economic downturn in 2009, our Adjusted EBITDA margins remained above 32% as compared to approximately 20% for full-service hotels, based on data provided by STR. In addition, our model enables us to manage corporate overhead expenses even though the number of our hotels, particularly the number of our franchised hotels, has increased substantially.

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Established and rapidly growing franchise business.    Since 2004, we have grown our total number of franchised hotels from 120 in 2004 to 514 as of December 31, 2014, achieving a franchise compounded annual growth rate of 16%. Our franchise business requires little or no capital investment by us (which we refer to as “capital light”), and has substantial scale and an established infrastructure that we believe positions us to achieve meaningful franchise growth as development capital for franchisees continues to become more available. The hotels in our franchised portfolio have an average age of 14 years, with 34% of our franchised portfolio being in our system less than 5 years. Despite the strong decade of growth, we are still less than half the size of our main STR competitive set, allowing room for continued aggressive franchise growth in a number of under-penetrated U.S. markets. As of December 31, 2014, we have a large pipeline of 207 franchised hotels (of which 86% are new construction), each represented by an executed franchise agreement. Given our founding and significant presence in Texas, our presence in the U.S. southern border states and our established brand history with travelers from this region, we believe La Quinta has significant brand awareness in Mexico and believe Mexico, Central America and South America provide opportunities for significant franchise growth internationally where we have laid the foundation for expansion. In Central and South America, we will build on this awareness of the La Quinta brand by emphasizing the associated “LQ” registered marks to identify La Quinta hotels in certain markets. Additionally, as our franchise business continues to grow, we expect cash flow from this segment will comprise a higher percentage of our total cash flow. Given that the average remaining term of our existing franchise contracts is approximately 14 years, we believe that our existing franchisees provide a long-term stable income stream. Moreover, we anticipate our franchise revenues will grow over time as new franchise agreements and renewals of existing franchise agreements are executed at our current published rates, which include a 4.5% royalty fee, which is higher than the 4.0% royalty fee generally applicable to our franchise agreements entered into prior to April 2013.

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Widely recognized and differentiated brand.    We own, operate and franchise all of our hotels under a single brand, La Quinta, a highly recognizable brand in the select-service market, established over a 46-year history. We have a loyal base of customers and a growing loyalty program, La Quinta Returns, with over ten million members as of December 31, 2014. We believe the capital investments we have made to upgrade and reposition our brand and hotel experience have helped to improve our brand awareness, brand perception, guest loyalty and guest experience. Our improved guest experience, brand perception and growing loyalty have contributed to consistent market share increases as reflected by our RevPAR Index growth. We believe that the demonstrated strength of our brand and loyal customer base drive revenues for our existing owned and franchised hotels and also makes us attractive to new franchisees.

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Owner and operator business model promotes alignment with our franchisees.    Our position as an owner and operator of La Quinta-branded hotels creates an alignment of economic objectives with our franchisees, which we believe is a differentiating factor among our competitors. We are focused on delivering value to our guests, which generates repeat stays and increases guest loyalty. Delivering value combined with the benefits of an increasing market presence through our growth in the number of hotels has strengthened our brand. We believe this focus and the powerful alignment with our franchisees drive strong operating results and financial returns which benefit both us and our franchisees and will continue to benefit and grow our business in the future. We have an active advisory Brand Council that includes both Company and franchisee representation and meets three to four times a year to discuss ways to strengthen our brand. Through the Brand Council, we often test new concepts at both owned and franchised hotels, which we believe promotes collaboration between us and our franchisees. We believe our model incentivizes franchisees to invest in growing the La Quinta brand through additional capital investment into existing franchised hotels and through the development of new La Quinta hotels.

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Highly experienced and successful management team.    Our management team has extensive experience in hospitality, consumer-facing and brand-based companies, with a proven track record for delivering strong results. Our executive management team has an average industry tenure of over 19 years, including Wayne Goldberg, with 36 years of select-service experience, Rajiv Trivedi, our Chief Development Officer, with 26 years of industry experience and Angelo Lombardi, our Chief Operating Officer, with 26 years of industry experience. In addition, Keith Cline, our Chief Financial Officer, who joined our executive management team in January 2013, brings over 22 years of finance, accounting and brand experience, which includes over 13 years of public company experience. Management has developed a culture of strong collaboration and teamwork that runs throughout the organization and has contributed to La Quinta’s successful performance.

Our strategies

The following are key elements of our strategy to become the preferred select-service brand for our guests and franchise partners.

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Take advantage of our significant capital investment to optimize the performance of our owned hotels.    We will continue to focus on maximizing revenues and managing costs at each of our owned hotels where we have updated our guest rooms to generally include a 32” flat panel high definition television, pillow-top mattresses, a large work desk with an ergonomic “task” chair, high speed internet access, a coffee-maker, and high-flow shower heads and curved shower rods. As of December 31, 2014, we had 353 owned hotels, representing 41% of our system-wide units and 52% of our system-wide rooms. We intend to drive revenue growth by employing our active revenue management strategies and increasing our ADR, share of hotel stays by return guests, membership in our Returns program, overall brand awareness and volume of our corporate guests. There is currently a meaningful ADR differential between us and the hotels in our main STR competitive sets. We believe the significant amount of capital we have spent since 2007 to reposition and improve the brand and the quality of our hotels, the growth in the number of hotel units in our system and the resulting increased brand awareness will allow us to continue to increase ADR. We expect to continue to enhance the profitability of our owned hotels by maximizing cost efficiencies through disciplined cost control and focusing on operational enhancements.

•	Continue to aggressively grow our capital light franchise business both domestically and internationally. A primary element of our growth strategy is to continue to grow the number of units in our higher margin, scalable franchise fee-based business. As of December 31, 2014, we had 514 franchised hotels, representing 59% of our system-wide units and 48% of our system-wide rooms. Additionally, we have a large pipeline of 207 franchised hotels, 86% of which represents new construction, rather than the conversion of an existing hotel. We believe that there remains meaningful opportunity for continued growth in the United States, with La Quinta under-penetrated in many of the markets served by our main STR competitive set, including the Northeast and Northwest. For example, as of December 31, 2014, we are represented in 65% of the 629 U.S. defined market tracts and have an average 2.09 hotels in such represented markets, whereas the hotel brands of our main STR competitive set are represented in over 93% of such market tracts and have an average 3.21 hotels in our represented markets. In addition, our pipeline includes hotels in 29 additional market tracts, which represents new distribution for our brand. We also intend to add new domestic franchised hotels in highly populated urban locations to serve a wider group of guests and increase brand awareness. We believe the opportunity for franchise growth in Mexico, Central America and South America under the “La Quinta,” “LQ,” “LQ Hotel” and other similar marks is significant given our existing infrastructure, established brand history with travelers from these regions and our presence in the U.S. southern border states and Mexico. We have dedicated franchise and sales personnel who are focused exclusively on our franchise operations in these regions. As of December 31, 2014, we had 27 hotels either open or in the pipeline in those regions, and we continue to explore other franchise opportunities in these international markets.

•

Continue to increase La Quinta brand awareness.    We will continue to invest in marketing and brand building in order to increase awareness and differentiation of the La Quinta brand to improve hotel performance in our owned and franchised hotels and attract new La Quinta franchisees. We are able to concentrate our marketing and advertising efforts under a single brand rather than spreading them across multiple brands, which we believe enhances our ability to raise awareness of La Quinta hotels. Our owned and franchised hotels contribute 2.5% of gross room revenues to our Brand Marketing Fund (“BMF”) to support our marketing and build the brand and, from 2007 to 2014, total annual contributions to our BMF have grown 39.9% to $42.7 million, and, for the year ended December 31, 2014, 49.6% of contributions to the BMF, or $21.2 million, were funded by our franchisees. We expect amounts available in the BMF and the percentage of such amounts contributed by our franchisees to continue to grow as the number of hotels in the La Quinta system grows and the performance of our hotels continues to improve. We will seek to continue to expand existing relationships and develop new relationships with franchise owners who demonstrate an ability to provide an excellent guest experience and maintain our brand standards, and who can broaden our reach into existing and under penetrated markets. We will continue to focus on growing our loyal customer base by increasing the membership in La Quinta Returns, our loyalty program designed to increase stays and raise market share. Our over ten million La Quinta Returns members as of December 31, 2014 (representing growth of 152% in membership since January 1, 2008) generated 48% of room revenues at our owned and franchised hotels for the year ended December 31, 2014 (representing a 130% increase in room revenue contributed by the program at owned and franchised hotels since 2008). In 2011, we introduced our “Taking Care of Business” national advertising campaign, featuring points of differentiation and the role of people and service in delighting our guests with our “Here For You” branded guest experience. We will continue to test media, technology, social platforms and email campaigns to find new ways to strengthen our brand.

•

Expand distribution channels and grow corporate accounts.    In 2014, system-wide consumed room revenues from bookings made through our website increased by 8%, while total system-wide consumed room revenues attributable to our internal distribution channels (including property direct, website and our call center) increased 16%, each as compared to the year ended December 31, 2013. Guests who book through www.LQ.com can also take advantage of our innovative and industry leading Ready For YouTM option and receive a notice on their smart devices that their room is ready for check in. Approximately 35% of guests booking through www.LQ.com since Ready For You was introduced in March 2014 have elected this option. In addition, in 2012, we launched a new mobile site and introduced our new LQ Instant Hold feature (patent pending), which permits our guests to use a mobile application to hold a room for up to 4 hours from any smart device by just entering a phone number. We will continue to develop our online and mobile channels in an effort to use lower cost, proprietary distribution channels. We will also seek to grow our market share by establishing new online relationships as new technologies and platforms are introduced. La Quinta is also well recognized in the corporate community and, for the year ended December 31, 2014, corporate accounts, including government and military accounts, generated 25% of room revenue at our owned and franchised hotels. We will seek to increase room revenues from corporate accounts, as we believe such accounts are associated with more consistent demand and longer stays.

Our industry—the select-service segment

Select-service hotels generally serve the midscale and upper-midscale chain segments as defined by STR. Select-service hotels typically have fewer costly services and amenities than full-service hotels, which results in a highly efficient hotel-level cost structure. Select-service hotels typically have limited food and beverage outlets and do not offer comprehensive business or banquet facilities. Hotels in the midscale segment had an average ADR of $79.63 in 2014, and hotels in the upper-midscale segment had an average ADR of $104.45 in 2014. As of December 31, 2014, the midscale and upper-midscale segments collectively represent 1,359,308 rooms, or approximately 27% of the overall U.S. lodging industry.

The midscale and upper-midscale segments tend to follow the cyclicality of the overall lodging industry and have also improved with the economic recovery in recent years. According to data provided by STR for the lodging industry, demand for the U.S. midscale and upper-midscale segments has improved, experiencing a CAGR of 3.4% over the three years ended December 31, 2014, while U.S. midscale and upper-midscale supply has grown at a CAGR of 0.5%. This recent demand growth has exceeded the CAGR of 1.5% over the ten years ended December 31, 2014, while supply growth has trended lower than the CAGR of 0.9% over the ten years ended December 31, 2014. We believe this positive imbalance between demand growth and supply growth, together with the economic recovery, has contributed to a RevPAR CAGR of 6.5% over the three years ended December 31, 2014, well above the CAGR of 3.5% over the ten years ended December 31, 2014. We believe that the fundamentals of the U.S. lodging industry in the midscale and upper-midscale segments will yield strong industry segment performance and support the growth of our business. According to PKF-HR, U.S. midscale and upper-midscale segment RevPAR is expected to increase 7.0% and 7.2%, respectively, in 2015 and 5.3% and 5.4%, respectively, in 2016.

Investment risks

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Company include, among other things, the following:

•	We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce profits and limit opportunities for growth.

•	Macroeconomic and other factors beyond our control can adversely affect and reduce demand for rooms at hotels that we own or franchise.

•	Contraction in the global economy or low levels of economic growth could adversely affect our revenues and profitability as well as limit or slow our future growth.

•	Because we operate in a highly competitive industry, our revenues or profits could be harmed if we are unable to compete effectively.

•	Any deterioration in the quality or reputation of our brand could have an adverse impact on our reputation, business, financial condition or results of operations.

•	Some of our existing development pipeline may not be developed into La Quinta hotels, which could adversely affect our growth prospects.

•

Our hotels are geographically concentrated, with 25% of our hotel rooms and 29% of our pipeline properties located in Texas, which exposes our business to the effects of regional events and occurrences.

•	Our efforts to renovate, redevelop or develop our hotels could be delayed or become more expensive, which could reduce profits or impair our ability to compete effectively.

•

The hotels in our owned portfolio have an average age of 27 years, and the hotels in our franchise portfolio have an average age of 14 years. Our business is capital intensive and our failure or the failure of our franchises to make necessary investments could adversely affect the quality and reputation of our brand.

•	The hospitality industry is subject to seasonal and cyclical volatility, which may contribute to fluctuations in our financial condition and results of operations.

•

If our franchisees are unable to access the capital necessary to implement plans for growth, including our existing pipeline, our revenues may be reduced and our ability to compete effectively may be diminished.

•	If we are unable to maintain good relationships with our franchisees, revenues could decrease and we may be unable to expand our presence.

•

Franchise agreement standards are important to protecting our brand reputation and perception, and if our franchisees fail to make investments necessary to maintain or improve their hotels, guest preference for the La Quinta brand and reputation could suffer or the franchise agreements with those parties could terminate.

•	If our franchisees are unable to repay or refinance loans secured by the mortgaged hotels, our revenues, profits and capital resources could be reduced and our business could be harmed.

•	We are exposed to the risks resulting from significant investments in owned real estate, which could increase our costs, reduce our profits and limit our ability to respond to market conditions.

•	Changes in local market or neighborhood conditions may diminish the value of real property.

•	Failure to keep pace with developments in technology could adversely affect our operations or competitive position.

•

Failures in, material damage to, or interruptions in our information technology systems, software or websites, including as a result of cyber-attacks, and difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations.

•	We may be exposed to risks and costs associated with protecting the integrity and security of our guests’ personal information.

•	Any failure to protect our trademarks and other intellectual property could reduce the value of our brand and harm our business.

•	The loss of senior executives or key field personnel could significantly harm our business.

•	We are currently under audit by the Internal Revenue Service and may be required to pay additional taxes.

•

As of December 31, 2014, our total indebtedness was approximately $1.9 billion. Our substantial indebtedness could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts. Our substantial indebtedness could also expose us to interest rate risk to the extent of our variable debt and divert our cash flow from operations to make debt payments.

•

Following this offering, our Sponsor will beneficially own approximately 31.7% of our common stock (or 29.7% if the underwriters exercise in full their option to purchase additional shares), and their interests may conflict with ours or yours in the future.

•	Future issuances of common stock by us, and the resale of shares held by our pre-IPO owners, may depress the price of our common stock.

Please see “Risk factors” in this prospectus and “Part I—Item 1A. Risk Factors” in our 2014 Form 10-K, which is incorporated by reference in this prospectus, for a discussion of these and other factors you should consider before making an investment in shares of our common stock.

Corporate history, growth and structure

La Quinta Holdings Inc. was incorporated in Delaware on December 9, 2013. Our principal executive offices are located at 909 Hidden Ridge, Suite 600, Irving, Texas 75038, and our telephone number is (214) 492-6600. We maintain a website at www.lq.com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference herein.

The following table illustrates our growth in total number of owned and franchised hotels worldwide from 2004 to December 31, 2014.

(1)	Certain of our owned hotels were previously operated by us as non-La Quinta hotels and are not included in this table until such time as they were converted to La Quinta-branded hotels. From the Acquisition through December 31, 2014 and primarily in 2006, we converted 128 such hotels.

In addition, the simplified chart below summarizes our corporate structure and equity ownership immediately following this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from the selling stockholders).

(1)	All Existing Entities other than the Previously Managed Portfolio constituted the Predecessor Entities.

At the time of the IPO, we were an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, as modified by the Jumpstart Our Business Startups Act of 2012. As of December 31, 2014, we no longer take advantage of “emerging growth company” status or any exemptions from various reporting requirements afforded to emerging growth companies.

The offering

Common stock offered by the selling stockholders	17,500,000 shares.

Option to purchase additional shares of common stock from the selling stockholders	2,625,000 shares.

Common stock outstanding after giving effect to this offering	130,859,362 shares.

Use of proceeds	We will not receive any of the proceeds from the sale of the shares by the selling stockholders, including upon the sale of shares if the underwriters exercise their option to purchase additional shares from the selling stockholders. See “Use of proceeds.”

Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Risk factors	See “Risk factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NYSE ticker symbol	“LQ.”

Unless otherwise indicated or the context requires, all information in this prospectus assumes an offering of 17,500,000 shares by the selling stockholders and no exercise of the underwriters’ option to purchase additional shares.

In this prospectus, unless otherwise indicated, the number of shares of common stock that will be outstanding after this offering is based on the number of shares of our common stock outstanding as of March 6, 2015. The number of issued shares of our common stock as of March 6, 2015 excludes:

•

an aggregate of 682,687 shares issuable upon settlement of restricted stock units (granted to our directors) and performance share units assuming maximum performance for each of the performance measures (granted to our management) outstanding under our 2014 Omnibus Incentive Plan (other than the performance share units granted to our management under our 2014 Omnibus Incentive Plan in February 2015 (the “2015 PSUs”));

•	an aggregate of 10,884,636 additional shares reserved for future awards under our 2014 Omnibus Incentive Plan and for settlement of the 2015 PSUs; and

•	subject to stockholder approval, an aggregate of 2,600,000 shares reserved for future issuance under our 2015 Employee Stock Purchase Plan (the “ESPP”) as of such date.

See “Part III—Item 11. Executive Compensation” in our Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2014 (the “2014 Form 10-K/A”) for a further discussion of our 2014 Omnibus Incentive Plan and grants under the plan.

Summary historical consolidated financial data

The following table sets forth summary financial and operating data on a historical basis and on a pro forma basis.

We derived the summary statement of operations data for the years ended December 31, 2014, 2013 and 2012 and the summary balance sheet data as of December 31, 2014 and 2013 from our audited consolidated financial statements incorporated by reference into this prospectus. We derived the summary balance sheet data as of December 31, 2012 from our audited consolidated financial statements not included or incorporated by reference into this prospectus. Historical results are not necessarily indicative of the results expected for any future period. Our historical financial statements for the periods prior to the IPO were prepared by consolidating the financial results of the entities owned by the Company at the completion of the IPO, including those entities under common control and their consolidated subsidiaries, which corresponds to the results of operations for the Company on a prospective basis after giving effect to the consummation of the Pre-IPO Transactions and the IPO. The table below for the periods prior to the completion of the IPO does not include the Previously Managed Portfolio. Prior to their acquisition as part of the Pre-IPO Transactions, the Previously Managed Portfolio were not under common control. Further, the historical information provided below (other than the information relating to discontinued operations) does not include the Hotels Designated for Sale and the Baymont Hotels. Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes thereto, you should read it in conjunction with “Part II—Item 6. Selected Financial Data” and “Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes thereto, in our 2014 Form 10-K, which is incorporated by reference in this prospectus.

The summary unaudited pro forma consolidated statement of operations has been prepared to reflect (1) the acquisition of the Previously Managed Portfolio (the “WIH La Quinta Inn Hotels”) by the Predecessor Entities and the sale of four hotels which were classified as held for sale as of December 31, 2013 and sold in February 2014, (2) the income tax impact of the Predecessor Entities and the WIH La Quinta Inn Hotels being owned by a “C” corporation, (3) the refinancing of our debt facilities outstanding at the time of our IPO and (4) the issuance of shares of our common stock offered by us in the IPO and the application of the net proceeds thereof, as if these transactions had occurred on January 1, 2014. The summary unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 is derived from our unaudited pro forma financial information included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information excludes the Hotels Designated for Sale. The summary unaudited pro forma consolidated financial data has been prepared for illustrative purposes only and is not necessarily indicative of our financial position or results of operations had the transactions described above for which we are giving pro forma effect actually occurred on the dates or for the periods indicated, nor is such unaudited pro forma financial information necessarily indicative of the results to be expected for any future period. See “Unaudited pro forma condensed consolidated financial information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated data.

	Pro forma as of and for the year ended December 31,	As of and for the year ended December 31,
(in thousands)	2014	2014	2013	2012

Statement of Operations Data:

Revenues:
Room revenues	$859,026	$846,203	$757,699	$714,143
Franchising and other fee-based revenues	88,986	89,718	79,180	69,206
Other hotel revenues	19,686	19,536	17,949	17,506

	967,698	955,457	854,828	800,855
Brand marketing fund revenues from franchised and managed properties	21,160	21,481	19,065	17,157

Total revenues	988,858	976,938	873,893	818,012

Operating Expenses:
Direct lodging expenses	381,212	378,705	344,515	334,394
Depreciation and amortization	174,520	173,145	164,077	155,879
General and administrative expenses	100,727	142,636	74,794	74,111
Other lodging and operating expenses	57,056	56,984	56,068	58,266
Marketing, promotional and other advertising expenses	62,161	62,161	59,193	48,610
Impairment loss	5,157	5,157	—	—

	780,833	818,788	698,647	671,260
Brand marketing fund expenses from franchised and managed properties	21,160	21,481	19,065	17,157

Total operating expenses	801,993	840,269	717,712	688,417

Operating Income	186,865	136,669	156,181	129,595
Income from continuing operations before income taxes	91,048	16,955	8,614	20,223
Income (loss) from continuing operations, net of tax	54,629	(332,904)	5,016	17,088
Net Income (loss)	$54,629	$(333,407)	$2,521	$(35,764)
Net (income) loss attributable to noncontrolling interests	(401)	(3,890)	1,455	4,810

Net income (loss) attributable to the Company	$54,228	$(337,297)	$3,976	$(30,954)

	As of and for the year ended December 31,
(in thousands)	2014	2013	2012

Selected Balance Sheet Data:
Cash and cash equivalents	$109,857	$33,412	$40,813
Restricted cash	—	104,026	113,407
Total assets	3,265,707	3,169,834	3,356,320
Total debt(1)	1,885,699	2,720,286	2,899,965
Total equity (deficit)(2)	808,455	305,253	303,385
Adjusted EBITDA(3)	$369,889	$326,807	$297,823

(1)	Includes current portion.

(2)	Reflects the impact of the Predecessor Entities and the WIH La Quinta Inn Hotels being owned by a “C” corporation, which results in the recording of a net deferred tax liability of approximately $321 million.

	As of and for the year ended December 31,
(in thousands other than operating data)	2014	2013	2012

Summary Statement of Cash Flows Data:
Capital expenditures	$(78,630)	$(115,529)	$(102,886)
Cash flow from operating activities	286,082	232,858	248,187
Cash flow from investing activities	(44,116)	1,719	(150,952)
Cash flow from financing activities	(165,521)	(241,978)	(147,279)

Operating Data*:
Number of hotels	793	771	756
Number of rooms	79,973	78,045	76,688
Hotel occupancy	66.8%	64.8%	63.5%
Hotel ADR	$83.02	$79.11	$75.66
Hotel RevPAR	$55.48	$51.26	$48.05
Hotel RevPAR Index	97.2%	96.9%	95.0%

*	Operating data (other than RevPAR Index) are for comparable hotels on a system-wide basis as of each period end. RevPAR Index is based on the STR competitive set of hotels existing as of December 31, 2014. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2014 Form 10-K, which is incorporated by reference into this prospectus.

(3)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a commonly used measure in many industries. We adjust EBITDA when evaluating our performance because we believe that the adjustment for certain items, such as impairment charges, discontinued operations, gains (losses) on asset sales, certain financing costs, non-cash equity-based compensation, and other items not indicative of ongoing operating performance, provides useful supplemental information to management and investors regarding our ongoing operating performance. We believe that EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDA and Adjusted EBITDA are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors, lenders, and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP, have limitations as analytical tools and should not be considered either in isolation or as a substitute for net income (loss), cash flow or other methods of analyzing our results as reported under GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income attributable to the Company, which we believe is the most closely comparable U.S. GAAP financial measure:

(in thousands)	Pro forma for the year ended December 31, 2014	For the year ended December 31,
		2014	2013	2012

Net Income (Loss) Attributable to the Company	$54,228	$(337,297)	$3,976	$(30,954)
Interest expense	99,127	120,994	148,806	103,342
Income tax expense	36,419	28,805	3,665	3,283
Recognition of net deferred tax liabilities upon C-corporation conversion	—	321,054	—	—
Depreciation and amortization	175,512	174,137	170,401	172,787
Non-controlling interests	401	3,890	(1,455)	(4,810)
EBITDA	365,687	311,583	325,393	243,648
Fixed asset impairment loss	5,157	5,308	19,533	53,228
Income from discontinued operations	—	377	(8,636)	(12,723)
Gain on sale from discontinued operations	—	—	(10,714)	—
Loss on retirement of assets	177	177	359	1,562
(Gain) Loss related to casualty disasters	(6,764)	(6,772)	(1,825)	4,730
(Gain) Loss on extinguishment of debt, net	—	2,030	—	(1,192)
Off-cycle management bonus related to debt amendment	—	—	—	4,932
Financing costs expensed as incurred	—	—	—	7,749
Equity based compensation	11,850	58,007	—	—
Other (gains) losses, net	(558)	(821)	2,697	(4,111)
Adjusted EBITDA	$375,549	$369,889	$326,807	$297,823

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider each of the risks described below as well as those contained in our 2014 Form 10-K, including “Part I—Item 1A. Risk Factors” and the other information included in this prospectus and the documents incorporated by reference herein, including “Part II—Item 6. Selected Financial Data,” “Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included in our 2014 Form 10-K, which is incorporated by reference into this prospectus, before investing in our common stock. Any of these risks could materially and adversely affect our business, financial condition and results of operations. In such a case, the trading price of our common stock could decline and you may lose all or part of your investment in the Company.

Risks related to this offering and ownership of our common stock

Our Sponsor may exercise significant influence over us and its interests may conflict with ours or yours in the future.

Immediately following this offering, our Sponsor will beneficially own approximately 31.7% of our common stock, or 29.7% if the underwriters exercise in full their option to purchase additional shares from the selling stockholders. Moreover, under our amended and restated bylaws and the stockholders’ agreement with our Sponsor, we have agreed to nominate to our board individuals designated by our Sponsor, whom we refer to as the “Sponsor Directors,” according to the following scale: (1) if our Sponsor continues to beneficially own at least 30% (but less than 40%) of our stock, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (2) if our Sponsor continues to beneficially own at least 20% (but less than 30%) of our stock, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (3) if our Sponsor continues to beneficially own at least 5% (but less than 20%) of our stock, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. We have four directors on our board that are current employees of our Sponsor and one director on our board that is a retired employee of our Sponsor. We are currently seeking a new non-Sponsor Director for our board, and it is expected that upon such person’s appointment, one of the current employees of our Sponsor serving on our board will resign. Although our Sponsor does not own shares of our stock representing a majority of our total voting power, our Sponsor is able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval. Accordingly, our Sponsor has and will continue to have significant influence with respect to our affairs, including the appointment and removal of our officers. In particular, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor may be able to cause or prevent a change of control of our Company or a change in the composition of our board of directors and may be able to preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our Company and ultimately might affect the market price of our common stock.

Our Sponsor engages in a broad spectrum of activities, including investments in real estate generally and in the hospitality industry in particular. In the ordinary course of their business activities, our Sponsor may engage in activities where their interests conflict with our interests or those of our stockholders. For example, our Sponsor owns interests in Extended Stay America, Inc.,

Hilton Worldwide Holdings Inc. and G6 Hospitality, LLC, and certain other investments in the hotel industry that may compete directly or indirectly with us. As a result, they could have interests that could conflict with ours. Additionally, some of our directors are, and our directors may in the future be, engaged in the hospitality industry. Our amended and restated certificate of incorporation provides that none of our Sponsor or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor may have an interest in having the Company pursue acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment in the Company, even though such transactions might involve risks to you.

We have incurred, and will continue to incur, increased costs, and are subject to additional regulations and requirements as a result of being a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We have also incurred and will continue to incur costs associated with the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These rules and regulations have increased, and will increase, our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our next annual report on Form 10-K, we will be required to furnish reports by management and our independent registered public accountants on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the NYSE, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on your investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay any cash dividends. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account, among other things, our financial condition, results of operations, level of indebtedness, capital requirements, restrictions in our debt agreements, other contractual restrictions and the terms of any preferred stock, our business prospects and other factors that our board of directors may deem relevant. For more information, see “Dividend policy.”

Future issuances of common stock by us, and the resale of shares held by our pre-IPO owners, could cause the market price of our common stock to decline.

We have approximately 1,869,057,547 shares of common stock authorized but unissued under our amended and restated certificate of incorporation. We are authorized to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for consideration and on terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise.

In the future, we may issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of common stock. Any issuance of additional securities, including in connection with investments or acquisitions, may result in additional dilution to you.

In addition, the sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. Our Sponsor held approximately 45.1% of our outstanding common stock as of March 6, 2015, or 31.7% following this offering (or 29.7% if the underwriters exercise in full their option to purchase additional shares from the selling stockholders). After the expiration or earlier waiver or termination of the lock-up periods described below, these shares held by our Sponsor will be available for resale in the public market, subject to volume, manner of sale and other limitations under Rule 144 of the Securities Act as described under “Shares eligible for future sale.” Pursuant to a registration rights agreement, we have granted our Sponsor the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them. Registration of the sale of these shares of our common stock would permit their sale into the market immediately without limitation. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

In connection with this offering, we, our executive officers and directors and our Sponsor will sign lock-up agreements with the underwriters that, subject to certain exceptions, restrict the sale of the shares of our common stock held by them for 45 days following the date of this prospectus. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC may, in their discretion and without notice, release all or any portion of the shares of common stock subject to such lock-up agreements. See “Underwriting” for a description of these lock-up agreements. Certain of our executive officers have established Rule 10b5-1 trading plans under the Exchange Act and sales of shares pursuant to such plans, and filings related thereto, may be made during the 45-day lock-up period.

We have reserved a total of 13,000,000 shares for issuance under our 2014 Omnibus Incentive Plan. As of March 6, 2015, 10,884,636 shares of common stock remain available for future awards and for settlement of the 2015 PSUs. We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2014 Omnibus Incentive Plan. Accordingly, shares registered under such registration statement will be available for sale in the open market.

In addition, our board has approved the adoption of our ESPP and, subject to stockholder approval, we have reserved a total of 2,600,000 shares for issuance thereunder. Upon stockholder approval, we will file a registration statement on Form S-8 under the Securities Act to register such shares and, upon such registration, any shares purchased under our ESPP will be available for sale in the open market.

Any common stock that we issue, including under our 2014 Omnibus Incentive Plan, ESPP or other equity incentive plans that we may adopt in the future, would dilute your ownership interest in us.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the merger or acquisition of our Company more difficult without the approval of our board of directors. Among other things:

•

although we do not have a stockholder rights plan, and would either submit any such plan to stockholders for ratification or cause such plan to expire within a year, these provisions would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•

these provisions prohibit stockholder action by written consent from and after the date on which the parties to our stockholders’ agreement cease to beneficially own at least 40% of the total voting power of all then outstanding shares of our capital stock unless such action is recommended in advance by all directors then in office. Following this offering, the parties to our stockholders’ agreement will beneficially own less than 40% of our outstanding common stock and, accordingly, stockholder action will no longer be permitted by written consent;

•

these provisions provide that the board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws and that our stockholders may only amend our amended and restated bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote; and

•	these provisions establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Special note regarding forward-looking statements

This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of the federal securities laws. All statements, other than statements of historical facts included or incorporated by reference in this prospectus, including statements concerning our plans, objectives, goals, beliefs, business strategies, future events, business conditions, our results of operations, financial position and our business outlook, business trends and other information are forward-looking statements. When used or incorporated by reference in this prospectus, the words “estimates,” “expects,” “contemplates,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained or incorporated by reference in this prospectus. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth above under “Risk factors,” those described under “Part I—Item IA. Risk Factors” in our 2014 Form 10-K incorporated by reference to this prospectus and the following risks, uncertainties and factors:

•	business, financial, and operating risks inherent to the hospitality industry;

•	macroeconomic and other factors beyond our control can adversely which affect and reduce demand for hotel rooms;

•	contraction in the global economy or low levels of economic growth;

•	inability to compete effectively;

•	any deterioration in the quality or reputation of our brand;

•	inability to develop our pipeline;

•	the geographic concentration of our hotels;

•	delays or increased expense relating to our efforts to develop, redevelop or renovate our hotels;

•	inability by us or our franchisees to make necessary investments to maintain the quality and reputation of our brand;

•	inability to access capital necessary for growth;

•	seasonal and cyclical volatility in the hotel industry;

•	inability to maintain good relationships with our franchisees;

•	inability to protect our brand standards;

•	risks resulting from significant investments in owned real estate;

•	failure to keep pace with developments in technology;

•	failures or interruptions in, material damage to, or difficulties in updating, our information technology systems, software or websites;

•	inability to protect our guests’ personal information;

•	failure to comply with marketing and advertising laws;

•	disruptions to our reservation system;

•	failure to protect our trademarks and other intellectual property;

•	risks of doing business internationally;

•	the loss of senior executives or key field personnel;

•	the results of the audit by the Internal Revenue Service;

•	our substantial indebtedness; and

•	Blackstone’s significant influence on us.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed above under the section entitled “Risk factors” and under the sections entitled “Part I—Item 1A. Risk Factors” and “Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2014 Form 10-K incorporated by reference into this prospectus. You should evaluate all forward-looking statements made, or incorporated by reference, in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements included or incorporated by reference in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included or incorporated by reference in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

Use of proceeds

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders, including any sales pursuant to the option to purchase additional shares. Pursuant to the registration rights agreement entered into in connection with the IPO, the Company will pay all expenses (other than the underwriting discount and commissions) of the Company and the selling stockholders in connection with this offering.

Price range of common stock

Our common stock began trading publicly on the NYSE under the symbol “LQ” on April 9, 2014. Prior to that time, there was no public market for our common stock. Below is a summary of the high and low sales prices of our common stock as reported by the NYSE for the indicated periods:

	High	Low
Year ended December 31, 2014
Second Quarter (from April 9, 2014, date of initial trading)	$19.39	$16.01
Third Quarter	$20.82	$18.39
Fourth Quarter	$22.50	$17.66
Year ended December 31, 2015
First Quarter (through March 10, 2015)	$23.00	$19.76

On March 10, 2015, the last reported sale price of our common stock on the NYSE was $22.74 per share. As of March 10, 2015, there were 140 holders of record of our common stock. This stockholder figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions.

Dividend policy

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company, and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

For a description of distributions made by the Predecessor Entities on their equity interests in 2014 and 2013, see our audited consolidated financial statements and accompanying footnotes incorporated by reference in this prospectus.

We have not declared or paid any dividends on our common stock since consummation of the IPO.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and consolidated capitalization as of December 31, 2014.

Cash and cash equivalents is not a component of our total capitalization. You should read this table in conjunction with the information contained or incorporated by reference in this prospectus, including “Unaudited pro forma condensed consolidated financial information” in this prospectus and “Part II—Item 6. Selected Financial Data,” “Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the notes thereto in our 2014 Form 10-K incorporated by reference in this prospectus.

(amounts in thousands, except shares and per share data)	As of December 31, 2014

Cash and cash equivalents	$109,857

Total long-term debt, including current maturities	$1,885,699

Stockholders’ equity:
Common Stock, $0.01 par value; 2,000,000,000 shares authorized as of December 31, 2014, 130,778,365 shares issued and 130,695,274 shares outstanding as of December 31, 2014	1,307
Additional paid in capital	1,129,815
Accumulated deficit	(321,083)
Treasury stock at cost, 83,091 shares as of December 31, 2014	(1,532)
Accumulated other comprehensive income	(3,127)
Total stockholders’ equity	805,380
Non-controlling interests	3,075
Total equity	808,455
Total capitalization	$2,694,154

Unaudited pro forma condensed consolidated

financial information

The following unaudited pro forma condensed consolidated statement of operations has been prepared to reflect (1) the acquisition of the Previously Managed Portfolio (the “WIH La Quinta Inn Hotels”) by the Predecessor Entities, (2) the income tax impact of the Predecessor Entities and the WIH La Quinta Inn Hotels being owned by a “C” corporation, (3) the refinancing of our debt facilities in place at the time of the IPO and (4) the issuance and sale of 43,987,500 shares of our common stock by us in the IPO and the application of the net proceeds thereof, as if these transactions had occurred on January 1, 2014. The unaudited pro forma condensed consolidated statement of operations excludes the Hotels Designated for Sale.

The unaudited pro forma adjustments are based on estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma condensed consolidated financial statements provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information should be read in conjunction with “Prospectus summary—Corporate history, growth and structure” and “Capitalization” included elsewhere in this prospectus and “Part II—Item 6. Selected Financial Data,” “Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and related notes thereto and the combined financial statements of WIH La Quinta Inn Hotels and related notes thereto (included as an exhibit to the registration statement of which this prospectus is a part), in each case incorporated by reference into this prospectus.

The unaudited pro forma condensed consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of our financial position or results of operations had the transactions described above for which we are giving pro forma effect actually occurred on the dates or for the periods indicated, nor is such unaudited pro forma financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our results. See “Risk factors” and “Special note regarding forward-looking statements” in this prospectus and “Part I—Item 1A. Risk Factors” in our 2014 Form 10-K incorporated by reference into this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(dollars in thousands, except share and per share data)

	La Quinta Holdings Inc.(1)	WIH La Quinta Inn Hotels(2)	Acquisition Adjustments		Income Taxes		Debt Refinancing		Equity Offering		Pro forma

Revenue
Room revenue	$846,203	$12,823	$—		$—		$—		$—		$859,026
Franchise and other fee-based revenues	89,718	—	(732	)(c)	—		—		—		88,986
Other hotel revenues	19,536	150	—		—		—		—		19,686

	955,457	12,973	(732)		—		—		—		967,698
Brand marketing fund revenues from franchise properties	21,481	—	(321	)(c)	—		—		—		21,160

Total Revenues	976,938	12,973	(1,053)		—		—		—		988,858
Operating Expenses
Direct lodging expenses	378,705	2,588	(81	)(c)	—		—		—		381,212
Depreciation and amortization	173,145	1,324	141	(a)	—		—		—		174,520
			(90	)(b)
General and administrative expenses	142,636	4,265	(18	)(c)	—		—		(46,156	)(i)	100,727
Other lodging and operating expenses	56,984	84	(12	)(c)	—		—		—		57,056
Marketing, promotional and other advertising expenses	62,161	—	—		—		—		—		62,161
Impairment loss	5,157	—	—		—		—		—		5,157
Management and other fees	—	621	(621	)(c)	—		—		—		—

	818,788	8,882	(681)		—		—		(46,156)		780,833
Brand marketing fund expenses from franchise properties	21,481	—	(321	)(c)	—		—		—		21,160

Total Operating Expenses	840,269	8,882	(1,002)		—		—		(46,156)		801,993

Operating Income	136,669	4,091	(51)		—		—		46,156		186,865
Other Income (Expenses)
Interest expense, net	(120,945)	(462)	—		—		22,329	(g)	—		(99,078)
Loss on extinguishment of debt, net	(2,030)	—	—		—		2,030	(f)	—		—
Other income (loss)	3,261	—	—		—		—		—		3,261

Total Other Income (Expenses)	(119,714)	(462)	—		—		24,359		—		(95,817)

Income (loss) from Continuing Operations Before Income Taxes	16,955	3,629	(51)		—		24,359		46,156		91,048
Income tax provision	(28,805)	—	21	(d)	20,571	(e)	(9,744	)(h)	(18,462	)(h)	(36,419)
Recognition of net deferred tax liabilities upon C-corporation conversion	(321,054)	—	—		321,054	(e)	—		—		—

Income from Continuing Operations	(332,904)	3,629	(30)		341,625		14,615		27,694		54,629

Net Income (loss)	$(332,904)	$3,629	$(30)		$341,625		$14,615		$27,694		$54,629

(Income) loss from noncontrolling interests in continuing operations	(3,890)	—	—		—		—		3,489	(j)	(401)

Net (income) loss attributable to noncontrolling interests	$(3,890)	$—	$—		$—		$—		$3,489		$(401)

Amounts attributable to the Company
Income (loss) from continuing operations	(336,794)	3,629	(30)		341,625		14,615		31,183	(j)	54,228

Net income (loss) attributable to the Company	$(336,794)	$3,629	$(30)		$341,625		$14,615		$31,183		$54,228

Earnings per Share:
Net Income per share:
Basic											$0.43
Diluted											$0.43
Weighted average shares outstanding:
Basic											126,155,645 (k)
Diluted											126,963,649 (k)

(1)	This column reflects the combined results of the Predecessor Entities prior to the IPO, and the consolidated results of La Quinta Holdings Inc. (including the results of the acquired WIH La Quinta Inn Hotels) for the period after the IPO.

(2)	This column reflects the combined results of the WIH La Quinta Inn Hotels for the period prior to the IPO. After the IPO, the financial results of the WIH La Quinta Inn Hotels are included within the consolidated results of La Quinta Holdings Inc.

See notes to unaudited pro forma condensed consolidated financial information

NOTE 1. BASIS OF PRESENTATION

The unaudited pro forma financial information is based on our historical consolidated financial statements, which are incorporated by reference into this prospectus, and has been prepared to reflect the acquisition of the WIH La Quinta Inn Hotels by the Predecessor Entities, the income tax impact of the Predecessor Entities and the WIH La Quinta Inn Hotels being owned by a “C” corporation for tax purposes, the refinancing of our debt facilities in place at the time of the IPO, and the IPO.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 is presented on a pro forma adjusted basis to give effect to the acquisition of the WIH La Quinta Inn Hotels on April 14, 2014, by the Predecessor Entities, the income tax impact of the Predecessor Entities and the WIH La Quinta Inn Hotels being owned by a “C” corporation, the refinancing of our debt facilities in place at the time of the IPO and the IPO as if they were completed as of January 1, 2014. As presented within the pro forma condensed consolidated statement of operations for the year ended December 31, 2014, La Quinta Holdings Inc. reflects the combined results of the Predecessor Entities prior to the IPO, and the consolidated results of La Quinta Holdings Inc., (including the results of the acquired WIH La Quinta Inn Hotels) for the period after the IPO. The pro forma condensed consolidated statement of operations for the year ended December 31, 2014 for WIH La Quinta Inn Hotels reflects the combined results of the WIH La Quinta Inn Hotels for the period prior to the IPO.

The unaudited pro forma adjustments are based on estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. These adjustments are included only to the extent they are directly attributable to the acquisition of the WIH La Quinta Inn Hotels by the Predecessor Entities, the income tax impact of the Predecessor Entities and the WIH La Quinta Inn Hotels being owned by a “C” corporation, the refinancing of our debt and the IPO and the appropriate information is known and factually supportable.

Pro forma adjustments reflected in the unaudited pro forma condensed consolidated statements of operations are expected to have a continuing effect on us. As a result, the unaudited pro forma condensed consolidated statements of operations exclude the initial income tax impact of the Predecessor Entities and WIH La Quinta Hotels being owned by a “C” corporation, gains and losses related to the debt financing transactions, and the impact of the issuance of the restricted stock related to long-term incentives that will not have a continuing effect on us, although these items are reflected in our historical information for the year ended December 31, 2014.

NOTE 2. ACQUISITION OF PREVIOUSLY MANAGED PORTFOLIO

Concurrently with the consummation of the IPO, we acquired the WIH La Quinta Inn Hotels. The WIH La Quinta Inn Hotels consists of 14 La Quinta branded hotels, owned by affiliates of the Blackstone Group L.P. Prior to the acquisition, the 14 hotels had franchise and management agreements with the Predecessor Entities. All transactions between the Predecessor Entities and WIH La Quinta Inn Hotels have been eliminated in the accompanying pro forma condensed consolidated financial statements and footnotes.

The WIH La Quinta Inn Hotels are accounted for using the acquisition method of accounting in accordance with ASC 805, “Business Combinations”, which requires recognition and measurement of all identifiable assets acquired and liabilities assumed at their full fair value as of the date control is obtained. The pro forma condensed consolidated financial statements reflect the following acquisition method adjustments to tangible assets and other identifiable intangible assets, which were based upon a valuation performed with the assistance of a third party valuation specialist as well as management estimates, utilizing a combination of the income, market, and cost approaches to valuation.

The income approach is a valuation technique that provides an estimation of the fair value of an asset based on market participant expectations about the cash flows that an asset would generate over its remaining useful life, and converting these estimated future cash flows to a single present amount. The overall value for the WIH La Quinta Inn Hotels was primarily derived using the income approach, utilizing 2014 forecasted operating results as a baseline and applying a discount rate of 10.5 percent and terminal capitalization rate of 8.0 percent.

The market approach is a valuation technique that provides an estimation of fair value of an asset by using one or more methods that compare and correlate the subject to similar assets that have been sold. The cost approach is a valuation technique that uses the concept of replacement cost as an indicator of fair value. The estimated fair values of the tangible assets and other identifiable intangible assets related to the WIH La Quinta Inn Hotels were derived utilizing the market and cost approaches.

We believe that the key assumptions utilized within these valuation techniques are appropriate in the circumstances based on our knowledge of the operations of the WIH La Quinta Inn Hotels gained through our day to day management of the hotels, as well as our overall industry experience.

We acquired the WIH La Quinta Inn Hotels for a purchase price of approximately $161.7 million. Total net consideration paid was $150.8 million, which equals the total purchase price of $161.7 million less $10.9 million owed by the parent of the WIH La Quinta Inn Hotels to the Predecessor Entities. The total net consideration paid took the form of $76.9 million of cash and $73.9 million of equity consideration, in the form of the Issuer’s common stock concurrently with the consummation of the IPO. Goodwill was not recognized as a result of this acquisition.

NOTE 3. INCOME TAXES

In connection with the consummation of the IPO, the Predecessor Entities and the WIH La Quinta Inn Hotels became owned by a “C” corporation and are subject to additional entity-level taxes that are reflected in our financial statements.

NOTE 4. DEBT FINANCING TRANSACTIONS

Concurrently with the consummation of the IPO, we entered into a new $2.1 billion senior secured term loan B facility (the “Term Facility”) and a new $250.0 million senior secured revolving credit facility (the “Revolving Facility”). The net proceeds from the Term Facility, together with the net proceeds from the IPO, were used to repay our indebtedness existing prior to the IPO, which had an outstanding balance of $2.7 billion as of December 31, 2013.

Concurrently with the execution of the Term Facility, we entered into an interest rate swap agreement with an aggregate notional amount of $850.0 million that expires on April 14, 2019. This agreement swaps the LIBOR rate in effect under the Term Facility for this portion of the loan to a fixed-rate of 2.0311%, which includes a 1% LIBOR floor. We have elected to designate this interest rate swap as a cash flow hedge for accounting purposes.

NOTE 5. COMMON STOCK OFFERING

The gross proceeds provided by the IPO were approximately $747.8 million and proceeds to us, net of underwriting discounts and offering expenses, were approximately $697.5 million. Net proceeds of the IPO, available cash from debt financing transactions, and other available cash was used to repay approximately $2.7 billion of our outstanding indebtedness and pay a portion of the purchase price for the acquisition of the WIH La Quinta Inn Hotels. Remaining proceeds were used for our general corporate purposes.

NOTE 6. PRO FORMA ADJUSTMENTS

Adjustments included under the heading “Pro Forma Adjustments—Acquisition of WIH La Quinta Inn Hotels” represent the following:

a.	Represents the pro forma impact of the fair value adjustment to property and equipment, and the associated change to depreciation expense, recorded as a result of the acquisition of WIH La Quinta Inn Hotels. The amounts assigned to property and equipment, the estimated useful lives, and the estimated depreciation expense related to the property and equipment acquired are as follows (in thousands):

	Estimated fair value	Estimated Useful Life	Year Ended December 31, 2014 Depreciation Expense

Land	$27,565	—	$—
Building and improvements	129,830	10-40 years	3,573
Furniture, fixtures, equipment and other	9,022	6 years	1,504

Total	166,417		5,077
Less: Historical WIH PP&E and related depreciation expense(1)	(86,195)		(4,936)

Total pro forma adjustments	$80,222		$141

(1)	For the year ended December 31, 2014, this amount includes $4.9 million of depreciation for the WIH PP&E included in our historical financial information for the period from acquisition to December 31, 2014.

Acquired property and equipment are being depreciated on a straight-line method over the estimated remaining useful life.

b.	Represents the pro forma impact of the fair value of the recognized favorable and unfavorable leasehold interests, including ground leases, that were acquired, and the related amortization expense. The fair value of favorable leasehold interests is $1.4 million and the fair value of unfavorable leasehold interests is $5.3 million. The pro forma impact of the favorable and unfavorable leasehold interests to amortization expense for the year ended December 31, 2014 included in the pro forma statements of operations was a reduction of depreciation and amortization of $0.1 million. The acquired favorable leasehold interests and unfavorable leasehold interests are being amortized using the effective interest method over the remaining lease terms of nine years and twelve to sixty-seven years, respectively.

c.	Represents eliminations that would have occurred between the Predecessor Entities and the WIH La Quinta Inn Hotels had the acquisition taken place on January 1, 2014. Pursuant to hotel management agreements (“LQM Management Agreements”), LQM provided management services to the WIH La Quinta Inn Hotels, including supervision, direction, operation, management and promotion. Under the terms of the LQM Management Agreements, LQM was entitled to receive from hotels it manages a management fee of 1.67% of gross operating revenue, as well as reimbursement for certain shared group costs. Management fees earned by LQM from the WIH La Quinta Inn Hotels, for the period January 1, 2014 to April 14, 2014, were approximately $0.2 million.

In addition, in accordance with the LQM Management Agreements, LQM also provided certain group services for the WIH La Quinta Inn Hotels including group and administrative services, information systems support, training, and other field services, and was reimbursed for the cost of providing these services. For the period January 1, 2014 to April 14, 2014, LQM earned from WIH La Quinta Inn Hotels approximately $0.5 million of group services reimbursements.

LQM maintains the Brand Marketing Fund (“BMF”) on behalf of all La Quinta branded hotel properties from which national marketing and advertising campaign expenses are paid. Each La Quinta branded hotel is charged a percentage of its room revenue from which the expenses of the fund are covered. For the period January 1, 2014 to April 14, 2014, LQM collected BMF fees from the WIH La Quinta Inn Hotels totaling $0.3 million.

Since the IPO, certain expense categories that were previously classified as General and administrative expenses for WIH La Quinta Inn Hotels have been included in Direct lodging expenses in our financial statements.

d.	Represents the income tax effect related to the acquisition pro forma adjustments using an estimated blended statutory U.S. federal and state income tax rate of 40%.

Adjustments included under the heading “Pro Forma Adjustments—Income Taxes” represent the following:

e.	Represents the impact of the Predecessor Entities and the WIH La Quinta Inn Hotels being owned by a “C” corporation. Prior to the completion of the IPO, we operated primarily as limited liability companies treated as partnerships for U.S. federal income tax purposes, REIT entities, and taxable entities. As a result, we were not subject to U.S. federal and most state income taxes for our limited liability companies and our REIT entities. Our partnership and REIT status was terminated in connection with the IPO and we became subject to additional entity-level taxes. The adjustments to deferred tax assets and liabilities were computed as if our “C” corporation status was in effect as of December 31, 2013. These adjustments reflect the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the blended statutory U.S. federal and state income tax rate of 38%. More specifically, the adjustment amount is primarily driven by (1) the recognition of additional deferred tax liabilities totaling approximately $462 million which are primarily related to differences between the book and tax basis for our fixed and intangible assets and related depreciation and (2) the recognition of additional deferred tax assets totaling approximately $141 million which are primarily related to the expected realization of federal net operating loss carryforwards.

Below is a table of our deferred tax assets and liabilities underlying the unaudited pro forma adjustments.

(in thousands)	Current	Non-current		Total

Deferred Tax Liabilities
Fixed Assets	$—	$384,198		$384,198
Trademark	—	61,134		61,134
Cancellation of Debt Income	3,102	11,520		14,622
Other	—	2,290		2,290

	$3,102	$459,142		$462,244

Deferred Tax Assets
Net Operating Losses	—	$124,395		$124,395
Insurance Accruals	$88	—		88
Tax Credits	—	7,151		7,151
Other	4,579	17,312		21,891

	$4,667	$148,858		$153,525
Valuation Allowance	(296)	(9,439)		(9,735)

	$4,371	$139,419		$143,790

Net Deferred Tax Asset (Liability)	$1,269	$(319,723)		$(318,454)
Less:
Deferred Tax Asset-Historical	—	(3,008)		(3,008)
Deferred Tax Liability-Historical	—	408		408

Pro Forma Tax Adjustment	$1,269	$(322,323	)(1)	$(321,054)

(1)	Amount is comprised of a reduction of the historical non-current deferred tax asset of $3.0 million and an increase to the historical non-current deferred tax liability of $319.7 million.

The net operating losses above include $9.7 million of net operating losses attributable to a separate return group entity which is subject to limitation on the use of such losses under the consolidated return income tax regulations. The valuation allowance of $9.7 million is attributable to those specific net operating losses.

The adjustment for the recognition of the net deferred tax liabilities upon C-corporation conversion in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 was recorded in the historical financial statements for the year ended December 31, 2014, and was removed for pro forma presentation in order to more closely represent our continuing operations as it is a material nonrecurring item.

In addition, the pro forma provision for income taxes reflects combined federal and state income taxes on a pro forma basis, as if the Company has been treated as a “C” corporation in 2014, using an estimated blended statutory U.S. federal and state income tax rate of 40%.

Adjustments included under the heading “Pro Forma Adjustments—Debt financing Transaction” represent the following:

f.	The adjustment for the $2.0 million in the unaudited pro forma condensed consolidated statement of operations was to eliminate the loss on extinguishment of debt that was recorded in the historical financial statements, as this was a material nonrecurring item removed for pro forma presentation in order to more closely represent our continuing operations.

g.	To adjust interest expense for the period from January 1, 2014 to April 14, 2014 for the new Term Facility and repayment of the existing indebtedness discussed above as follows:

Year ended December 31, 2014

($ in thousands)

Pro forma for Term Facility:
Interest expense(1)	$93,699
Amortization expense of debt issuance costs	5,379

99,078

Historical debt:
Interest expense(2)	(115,088)
Amortization expense of debt issuance costs	(6,319)

(121,407)

Net adjustment to interest expense	$(22,329)

(1)	Includes (a) interest on $1.9 billion of outstanding term loan indebtedness at a rate of one month LIBOR plus a margin of 3.0%, which margin is subject to one stepdown of 0.25% upon the achievement of a consolidated first lien net leverage ratio of less than or equal to 4.50 to 1.00, subject to a LIBOR floor of 1.0%, (b) costs related to an interest rate swap related to a portion of the term loan with an aggregate notional amount of $850.0 million that expires on April 14, 2019 and swaps the LIBOR rate in effect for this portion of the term loan to a fixed-rate of 2.0311%, which includes a 1.0% LIBOR floor, and (c) commitment fees of 0.5% per annum, subject to a stepdown to 0.375%, upon achievement of a consolidated first lien net leverage ratio less than or equal to 5.00 to 1.00, for the unutilized commitments under the Revolving Facility.

(2)	Includes the interest expense for our indebtedness existing prior to the IPO and the expense incurred for the Term Facility and the interest rate swap that is included in our historical financial statements for the period from April 14, 2014 to December 31, 2014.

h.	Represents the estimated income tax effect related to the pro forma expense items noted above in adjustment (g) using an estimated blended statutory U.S. federal and state tax rate of 40%.

Adjustments included under the heading “Pro Forma Adjustments—Equity Offering” represent the following:

i.	Certain members of our management and others were eligible to receive long-term incentives evidenced by units (the “Units”) in LQ Services L.L.C., which indirectly holds interests in the Predecessor Entities, which units are intended to be treated as “profits interests” for U.S. tax purposes. In connection with the IPO, the Units that were outstanding at the time of that offering were converted into vested common stock and unvested restricted stock of the Issuer of equivalent economic value, which was ultimately determined at the effective date of the IPO. We do not anticipate that there will be a material, recurring effect on the amount of future compensation expense as a result of this conversion.

The $46.2 million General and administrative expenses adjustment in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 represents the incremental compensation expense related to these awards. Approximately $20.8 million of this adjustment represents conversion of the profit interest into fully vested common stock at the time of the IPO, and $25.4 million of this adjustment represents expense related to time-vesting restricted stock received upon conversion of the profit interest. These amounts were removed for the pro forma presentation in order to more closely represent our continuing operations as these are material nonrecurring items.

See “Part III—Item 11. Executive Compensation” in our 2014 Form 10-K/A for a further discussion of the long-term incentive awards.

j.	In connection with the Pre-IPO Transactions, the Predecessor Entities acquired LQ Management L.L.C. (LQM). As a result of the acquisition of LQM by the Predecessor Entities, income/loss related to LQM is shown as items attributable to the company rather than noncontrolling interests.

k.	Unaudited pro forma weighted average shares outstanding is calculated assuming all shares of common stock or other equity based awards issued by us in the IPO were outstanding for the entire period.

Management

Executive officers and directors

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this prospectus. We are currently seeking a new non-Sponsor Director for our board, and it is expected that upon such person’s appointment, one of the current employees of our Sponsor serving on our board will resign.

Name	Age	Position(s)

Wayne B. Goldberg	54	Director, President and Chief Executive Officer
Keith A. Cline	45	Executive Vice President and Chief Financial Officer
Rajiv K. Trivedi	52	Executive Vice President and Chief Development Officer
Angelo J. Lombardi	43	Executive Vice President and Chief Operating Officer
Mark M. Chloupek	43	Executive Vice President, Secretary and General Counsel
Julie M. Cary	49	Executive Vice President and Chief Marketing Officer
James H. Forson	48	Senior Vice President, Chief Accounting Officer and Treasurer
Mitesh B. Shah	45	Chairman of the Board of Directors
Glenn Alba	43	Director
Alan J. Bowers	60	Director
Henry G. Cisneros	67	Director
Giovanni Cutaia	42	Director
Brian Kim	35	Director
Michael Nash	53	Director
Gary M. Sumers	62	Director

Wayne B. Goldberg

Wayne B. Goldberg has served on the boards of directors of certain of our Predecessor Entities since 2006 and on our board of directors since 2013. In addition, Mr. Goldberg has served as our President and Chief Executive Officer since 2006. Mr. Goldberg joined us in 2000 as Group Vice President of Operations and served the positions of Senior Vice President of Operations and Executive Vice President of Operations. Prior to joining La Quinta, Mr. Goldberg was Chief Operating Officer for BridgeStreet Accommodations, a worldwide corporate housing provider, from January 2000 to June 2000. Prior to BridgeStreet, Mr. Goldberg served in various roles at Red Roof Inns, Inc. from 1979 to 1999, including Group Vice President, District Vice President, Regional Manager, Area Manager and General Manager. Mr. Goldberg currently serves as a director for the Texas (FFA) Future Farmers of America Foundation. Mr. Goldberg graduated from the University of Louisville with a B.A. in communications/business organizations.

Keith A. Cline

Keith A. Cline has served as our Executive Vice President and Chief Financial Officer since January 2013. From 2011 to 2013, prior to joining us, Mr. Cline was Chief Administrative Officer and Chief Financial Officer at Charming Charlie, Inc. and, from 2006 to 2011, Mr. Cline was Senior Vice President of Finance at Express, Inc. Mr. Cline began his career at Arthur Andersen & Company and held financial leadership roles at The J.M. Smucker Company, FedEx Custom Critical and Limited Brands. Mr. Cline is a summa cum laude graduate of the University of Akron with a B.S. in Accounting and a M.B.A. in Finance.

Rajiv K. Trivedi

Rajiv K. Trivedi joined La Quinta in 2000 and has served as Executive Vice President since 2006 and as Executive Vice President and Chief Development Officer since 2009. Prior to joining us, from 1992 to 2000, Mr. Trivedi served as Vice President of Franchise Operations at Cendant Corporation and in a variety of key management roles in the hotel industry, including Cendant Corporation. Mr. Trivedi is active in numerous civic and industry organizations including the Asian American Hotel Owners Association (AAHOA). Mr. Trivedi graduated from the Maharaja Sayajirao University of Baroda with an M.S. in Math and Business.

Angelo J. Lombardi

Angelo J. Lombardi joined La Quinta in 2001 as Vice President Revenue Management and has served as Executive Vice President and Chief Operating Officer since 2006. Prior to joining La Quinta, from 1989 to 2000, Mr. Lombardi held several positions at Red Roof Inns, Inc., including General Manager, Director of Revenue Management and Vice President Operations.

Mark M. Chloupek

Mark M. Chloupek joined La Quinta as Executive Vice President and General Counsel in 2006 and was named Secretary in 2013. Prior to joining us, from 1999 through 2006, Mr. Chloupek served as Vice President and Senior Vice President and Chief Counsel of Operations for Wyndham International, Inc. Prior to joining Wyndham, from 1996 to 1999, Mr. Chloupek worked for Locke Lord LLP (formerly Locke Purrell Rain Harrell—a professional corporation), a Dallas-based law firm. Additionally, Mr. Chloupek served on the Boards of Directors for the Juvenile Diabetes Research Foundation and The Texas General Counsel Forum. Mr. Chloupek received a B.A. in economics from the College of William and Mary, where he graduated Phi Beta Kappa and summa cum laude, and received a J.D. from the University of Virginia School of Law.

Julie M. Cary

Julie M. Cary joined La Quinta in 2006 as Executive Vice President and Chief Marketing Officer. Prior to joining La Quinta, from 2004 to 2006, Ms. Cary served as Vice President at Brinker International, as Vice President of Marketing at Dean Foods from 2003 to 2004, as Senior Manager of Marketing until promoted to Vice President of Marketing at Gerber Products Company from 1998 to 2003 and as Assistant Brand Manager until promoted to Brand Manager at Ralston Purina from 1991 to 1997. Ms. Cary holds an M.B.A. from Washington University and a bachelor’s degree in business administration from the University of Illinois.

James H. Forson

James H. Forson has served as our Senior Vice President, Chief Accounting Officer and Treasurer since 2012. Prior to that role, Mr. Forson was Vice President and Controller from 2010, when he joined La Quinta, to 2012 and also served as Acting Chief Financial Officer from 2012 to 2013. Prior to joining La Quinta, Mr. Forson was Audit Senior Manager with Grant Thornton LLP from 2006 through 2010. Mr. Forson graduated from the University of Virginia’s McIntire School of Commerce with a B.S. degree in Commerce with distinction, and is a Certified Public Accountant in Texas.

Glenn Alba

Glenn Alba has served on the boards of directors of certain of our Predecessor Entities since 2006 and on our board of directors since 2013. Mr. Alba is a Managing Director in the Real Estate

Group of Blackstone based in New York. Since joining Blackstone in 1997, Mr. Alba has been involved in the asset management of a broad range of Blackstone’s real estate investments in the US and Europe including office, hotel, multi-family and industrial assets. While based in the London office from 2001 to 2004, Mr. Alba managed a diverse set of assets in London, Paris and other cities in France as well as portfolio investments across Germany. More recently, Mr. Alba has been primarily involved in the hotel sector with management responsibility for various full-service and limited service hotels in the LXR Luxury Resorts portfolio and in us as well as global portfolio management duties. Mr. Alba received a B.S. in Accounting from Villanova University. Mr. Alba currently serves as a member of the Doubletree Hotels Owner Advisory Council and the Villanova University Real Estate Advisory Council.

Alan J. Bowers

Alan J. Bowers has served on the boards of directors of certain of our Predecessor Entities since 2013 and on our board of directors since February 2014. Mr. Bowers most recently served as President, Chief Executive Officer and a board member of Cape Success, LLC from 2001 to 2004 and of Marketsource Corporation from 2000 to 2001. From 1995 to 1999, Mr. Bowers served as President, Chief Executive Officer and a board member of MBL Life Assurance Corporation. Mr. Bowers held various positions, including Audit and Area Managing Partner, at Coopers & Lybrand, L.L.P. where he worked from 1978 to 1995 and also worked at Laventhol & Horwath, CPAs from 1976 to 1978. Mr. Bowers also serves on the boards of directors of Walker & Dunlop, Inc., American Achievement Corp. and Quadel Consulting, Inc. Mr. Bowers holds a B.S. in Accounting, from Montclair State University and an M.B.A., Finance and Economics, from St. John’s University and is a Certified Public Accountant in New Jersey.

Henry G. Cisneros

Henry G. Cisneros has served on the boards of directors of certain of our Predecessor Entities since 2013 and on our board of directors since February 2014. Mr. Cisneros currently serves as Chairman of the CityView companies, which he joined in 2003. Mr. Cisneros served as the Secretary of the U.S. Department of Housing and Urban Development from 1992 to 1997 and, prior to that, Mr. Cisneros served four terms as Mayor of San Antonio, Texas. Mr. Cisneros has served as President of the National League of Cities, as Deputy Chair of the Federal Reserve Bank of Dallas and is currently an officer of Habitat for Humanity International. Mr. Cisneros is also currently Chairman of the San Antonio Economic Development Foundation and a member of the advisory boards of the Bill and Melinda Gates Foundation and the Broad Foundation. Mr. Cisneros holds a Bachelor of Arts and a Master’s degree in Urban and Regional Planning from Texas A&M University. Mr. Cisneros also holds a Master’s degree in Public Administration from Harvard University and a Doctorate in Public Administration from George Washington University.

Giovanni Cutaia

Giovanni Cutaia has served on our board of directors since November 2014. Mr. Cutaia is a senior managing director and Chief Operating Officer of Asset Management in the real estate group at Blackstone. Prior to joining Blackstone in 2014, Mr. Cutaia was at Lone Star Funds where he was a Senior Managing Director and Co-Head of Commercial Real Estate Investments Americas from 2009 to 2014. Prior to Lone Star, Mr. Cutaia spent over 12 years at Goldman Sachs in its Real Estate Principal Investments Area as a Managing Director in its New York and London offices. Mr. Cutaia received a B.A. from Colgate University and an M.B.A. from the Tuck School of Business at Dartmouth College.

Brian Kim

Brian Kim has served on our board of directors since November 2014. Mr. Kim is a managing director in the real estate group at Blackstone. Before joining Blackstone and GSO Capital Partners in 2006, Mr. Kim was an associate at Apollo Real Estate Advisors. Prior to that, Mr. Kim worked for Max Capital Management Corp., a New York City-based real estate investment and management firm, and before Max Capital, he was an analyst in the Investment Banking Group of Credit Suisse First Boston. Mr. Kim received an A.B. in Biology from Harvard College. He is the Chief Financial Officer, Vice President and Managing Director of BRE Select Hotels Corp. and currently serves on its board of directors.

Michael Nash

Michael Nash has served on our board of directors since February 2014. Mr. Nash is a Senior Managing Director in the Real Estate Group of Blackstone and the Chief Investment Officer of Blackstone Real Estate Debt Strategies, each based in New York. He is also a member of the Real Estate Investment Committee for both Blackstone Real Estate Debt Strategies and Blackstone Real Estate Advisors. Prior to joining Blackstone, Mr. Nash was with Merrill Lynch from 1997 to 2007 where he led the firm’s Real Estate Principal Investment Group—Americas. Mr. Nash also serves as the executive chairman of the board of directors of Blackstone Mortgage Trust Inc. Mr. Nash received a B.S. in Accounting from State University of New York at Albany, as well as an M.B.A. in Finance from the Stern School of Business at New York University.

Mitesh B. Shah

Mitesh B. Shah has served on the boards of directors of certain of our Predecessor Entities since 2013 and on our board of directors since February 2014. Mr. Shah currently serves as Chief Executive Officer and Senior Managing Principal of Noble Investment Group, which he founded in 1993 and which specializes in making opportunistic investments in the lodging and hospitality real estate sector. Mr. Shah currently serves as president of the Marriott International North America franchise board, is a member of the owner and franchise board for Hyatt Hotels Corporation and is a member of the Industry Real Estate Finance Advisory Council of the American Hotel and Lodging Association. Mr. Shah most recently served as Vice Chairman and executive committee member of the Board of Trustees of Wake Forest University, where he chaired the audit, compliance and risk committee and the nominating committee and was a member of the compensation committee and the Medical Center board. In addition, he is an executive committee member of Woodward Academy’s governing board and a trustee of the University System of Georgia Foundation. Mr. Shah holds a Bachelor of Arts in Economics from Wake Forest University.

Gary M. Sumers

Gary M. Sumers has served on our board of directors since February 2014. Mr. Sumers was most recently a Senior Managing Director and Chief Operating Officer in the Real Estate Group of Blackstone. From joining Blackstone in 1995 until his retirement at the end of 2013, Mr. Sumers’ activities included heading Blackstone Real Estate Advisors’ (BREA) Strategic Asset Management Group, oversight of all financial reporting activities and responsibility for the property disposition activities. From 1993 to 1995, Mr. Sumers was Chief Operating Officer of General Growth Properties, a publicly traded regional mall REIT. Mr. Sumers also serves on the Washington University board of trustees. Mr. Sumers received an A.B. from Washington University in St. Louis, received his law degree from Northwestern University and attended the London School of Economics.

Certain relationships and related party transactions

Stockholders’ agreement

In connection with the IPO, we entered into a stockholders’ agreement with Blackstone. This agreement requires us to nominate a number of individuals designated by Blackstone for election as our directors at any meeting of our stockholders, each a “Sponsor Director,” such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our Company, the number of Sponsor Directors serving as directors of our Company will be equal to: (1) if Blackstone continues to beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (2) if Blackstone continues to beneficially own at least 40% (but less than 50%) of the shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (3) if Blackstone continues to beneficially own at least 30% (but less than 40%) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (4) if Blackstone continues to beneficially own at least 20% (but less than 30%) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (5) if Blackstone continues to beneficially own at least 5% (but less than 20%) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. For so long as the stockholders’ agreement remains in effect, Sponsor Directors may be removed only with the consent of Blackstone. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the stockholders’ agreement will require us to nominate an individual designated by our Sponsor for election to fill the vacancy.

The stockholders’ agreement will remain in effect until our Sponsor is no longer entitled to nominate a Sponsor Director pursuant to the stockholders’ agreement, unless our Sponsor requests that it terminate at an earlier date.

After the completion of this offering, Blackstone will beneficially own approximately 31.7% of our common stock (or 29.7% if the underwriters’ exercise their option in full to purchase additional shares from the selling stockholders).

Registration rights agreement

In connection with the IPO, we entered into a registration rights agreement that provides Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. This offering is being made, and the offering by Blackstone in November 2014 was made, pursuant to the registration rights agreement.

Indemnification agreements

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Pre-IPO Transactions

On April 14, 2014 and as part of the Pre-IPO Transactions, Holdco III, our subsidiary, entered into an agreement to purchase the limited liability company interests of a Blackstone affiliate that owns, directly or indirectly, the Previously Managed Portfolio. As consideration for such purchase and subject to adjustment as provided in the agreement, our affiliate received a net amount equal to $76.9 million in cash and 4,348,284 shares of common stock of the Issuer. The agreement provides for customary representations and warranties. In addition, the agreement provides certain indemnifications of both the purchaser and seller, which in some cases will be subject to a liability cap.

On April 14, 2014 and as part of the Pre-IPO Transactions, La Quinta Intermediate Holdings L.L.C. acquired La Quinta Management L.L.C., of which Wayne B. Goldberg owned 70% and Angelo J. Lombardi owned 30%, for a purchase price of $815,000 in cash.

Products and services

Alliant Insurance Services, Inc., or Alliant, which had been owned by Blackstone until 2012, provided us certain broker services, claims support services, risk management support and other services through July 2014. In consideration for Alliant’s services, our payments to Alliant totaled $0.4 million, $0.6 million and $0.2 million, respectively, for the fiscal years ended December 31, 2014, 2013 and 2012.

Entities affiliated with Travelport, LP, or Travelport, in which certain Blackstone entities have an interest, provide computerized reservations and ticketing and other services to travel agencies and others in the travel industry. We are party to a master services agreement with Travelport whereby we agree to pay specified fees per hotel booking and to purchase certain advertising services. Our payments for services from Travelport totaled $1.9 million, $2.2 million and $2.1 million, respectively, for the fiscal years ended December 31, 2014, 2013 and 2012.

Debt and interest payments

As of December 31, 2014, approximately $43.9 million aggregate principal amount of our senior secured term loan facility was owned by affiliates of Blackstone. We make periodic interest and principal payments on such debt in accordance with its terms.

Advisory services

We have engaged Blackstone Advisory Partners L.P., an affiliate of Blackstone, to provide certain financial consulting services in connection with this offering. We have agreed to pay Blackstone Advisory Partners L.P., only upon successful completion of this offering, a fee of approximately $320,000.

Other

Blackstone Advisory Partners L.P., an affiliate of Blackstone, received aggregate compensation of approximately $3.0 million for acting as underwriter or co-manager in connection with financing transactions by us, including our IPO, during 2014 and $485,000 for providing certain financial consulting services in connection with the public offering of our common stock by certain stockholders in November 2014.

See note 11 to our audited consolidated financial statements incorporated by reference in this prospectus for information regarding the management agreements between the Predecessor Entities and the owners of the Previously Managed Portfolio.

Statement of policy regarding transactions with related persons

Our board of directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then promptly communicate that information to our board of directors. Each related person transaction shall either be approved in advance, or ratified after consummation of the transaction, by our board of directors or a duly authorized committee thereof. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Principal and selling stockholders

The following table and accompanying footnotes set forth information regarding the beneficial ownership of shares of our common stock as of March 6, 2015 by (1) the selling stockholders, (2) each person known by us to own beneficially more than 5% of our outstanding common stock, (3) each of our directors and named executive officers and (4) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise provided, the address of each individual listed below is c/o La Quinta Holdings Inc., 909 Hidden Ridge, Suite 600, Irving, Texas 75038.

					Shares beneficially owned after this offering
	Shares beneficially owned prior to this offering		Shares to be sold in this offering		Excluding exercise of option to purchase additional shares		Including exercise of option to purchase additional shares

Name	Number	Percent	Excluding exercise of option to purchase additional shares	Including exercise of option to purchase additional shares	Number	Percent	Number	Percent

Principal and Selling Stockholders:

Blackstone(1)(2)	59,035,576	45.1%	17,500,000	20,125,000	41,535,576	31.7%	38,910,576	29.7%

Directors and Named Executive Officers:
Wayne B. Goldberg(3)	990,423	*	—	—	990,423	*	990,423	*
Keith A. Cline(4)	200,722	*	—	—	200,722	*	200,722	*
Angelo J. Lombardi(5)	235,017	*	—	—	235,017	*	235,017	*
Rajiv K. Trivedi(6)	244,557	*	—	—	244,557	*	244,557	*
Mark M. Chloupek(7)	180,122	*	—	—	180,122	*	180,122	*
Glenn Alba(8)	—	*	—	—	—	*	—	*
Alan J. Bowers	—	—	—	—	—	—	—	—
Henry G. Cisneros	—	—	—	—	—	—	—	—
Giovanni Cutaia(8)	—	—	—	—	—	—	—	—
Brian Kim(8)	—	—	—	—	—	—	—	—
Michael Nash(8)	—	—	—	—	—	—	—	—
Mitesh B. Shah	—	—	—	—	—	—	—	—
Gary M. Sumers	—	—	—	—	—	—	—	—
Directors and executive officers as a group (17 persons)(9)	2,082,530	1.6%	—	—	2,082,530	1.6%	2,082,530	1.6%

*	Less than 1%

(1)	The selling stockholders in this offering are Blackstone Real Estate Partners IV L.P. (523,845 and 602,422 shares), Blackstone Real Estate Partners (DC) IV.TE.3-A L.P.(302,582 and 347,969 shares), Blackstone Real Estate Partners (DC) IV.TE.2 L.P. (260,729 and 299,838 shares), Blackstone Real Estate Partners (DC) IV.TE.1 L.P. (189,812 and 218,284 shares), Blackstone Real Estate Partners IV.F L.P. (176,176 and 202,602 shares), Blackstone Real Estate Holdings IV L.P. (88,723 and 102,032 shares), Blackstone Real Estate Partners IV.TE.2 L.P. (71,279 and 81,971 shares), Blackstone Real Estate Partners V L.P. (3,030,685 and 3,485,288 shares), Blackstone Real Estate Partners V.TE.2 L.P.(2,804,099 and 3,224,714 shares), Blackstone Real Estate Partners V.TE.1 L.P. (1,091,438 and 1,255,154 shares), Blackstone Real Estate Partners V.F L.P. (766,735 and 881,745 shares), Blackstone Real Estate Holdings V L.P. (442,112 and 508,429 shares), Blackstone Real Estate Partners (AIV) V L.P. (87,857 and 101,035 shares), BRE/LQJV-NQ L.L.C. (6,736,343 and 7,746,794 shares), and BRE/Prime Mezz 2 L.L.C.(927,585 and 1,066,723 shares). For each selling stockholder, the parenthetical following their name discloses, first, the number of shares being sold by such selling stockholder assuming the underwriters’ option is not exercised and, second, the number of shares that would be sold by such selling stockholder assuming the underwriters’ option is exercised in full.

(2)

Reflects shares of our common stock directly held by BRE/LQJV-NQ L.L.C., BRE/ Prime Mezz 2 L.L.C., Blackstone Real Estate Partners IV L.P., Blackstone Real Estate Partners IV.F L.P., Blackstone Real Estate Partners IV.TE.2 L.P., Blackstone Real Estate

Partners (DC) IV.TE.1 L.P., Blackstone Real Estate Partners (DC) IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.3-A L.P., Blackstone Real Estate Holdings IV L.P., Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.F L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P., Blackstone Real Estate Partners (AIV) V L.P., and Blackstone Real Estate Holdings V L.P. (together, the “Blackstone Funds”).

The managing members of BRE/LQJV-NQ L.L.C. are Blackstone Real Estate Partners IV L.P. and Blackstone Real Estate Partners V L.P.

The managing member of BRE/Prime Mezz 2 L.L.C. is BRE/Prime Mezz 3-A L.L.C. The managing member of BRE/Prime Mezz 3-A L.L.C. is BRE/Prime Holdings L.L.C. The managing member of BRE/Prime Holdings L.L.C. is WIH Hotels L.L.C. The managing member of WIH Hotels L.L.C. is Blackstone Real Estate Partners IV L.P.

The general partner of each of Blackstone Real Estate Partners IV L.P., Blackstone Real Estate Partners IV.F L.P., Blackstone Real Estate Partners IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.1 L.P., Blackstone Real Estate Partners (DC) IV.TE.2 L.P. and Blackstone Real Estate Partners (DC) IV.TE.3-A L.P. is Blackstone Real Estate Associates IV L.P. The general partner of Blackstone Real Estate Associates IV L.P. is BREA IV L.L.C.

The general partner of each of Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.F L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P., Blackstone Real Estate Partners (AIV) V L.P. is Blackstone Real Estate Associates V L.P. The general partner of each of Blackstone Real Estate Associates V L.P. is BREA V L.L.C.

The general partner of Blackstone Real Estate Holdings V L.P. is BREP V Side-by-Side GP L.L.C. The general partner of Blackstone Real Estate Holdings IV L.P. is BREP IV Side-by-Side GP L.L.C.

The sole member of each of BREP IV Side-by-Side GP L.L.C. and BREP V Side-by-Side GP L.L.C. and managing member of each of BREA IV L.L.C. and BREA V L.L.C is Blackstone Holdings II L.P. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the entities that may be deemed to directly or indirectly control shares held by the Blackstone Funds and Mr. Schwarzman may be deemed to beneficially own such shares directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares (other than the Blackstone Funds to the extent of their direct holdings). The address of each of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(3)	Includes 711,860 shares of unvested restricted stock, 40,135 shares of which was granted pursuant to the 2014 Omnibus Incentive Plan and will vest on April 14, 2015 and 351,773 shares of which was received in respect of the Units held by Mr. Goldberg and will vest on April 14, 2015, in each case, generally subject to Mr. Goldberg’s continued employment. Does not include shares issuable upon settlement of performance-vesting restricted stock granted to Mr. Goldberg.

(4)	Includes 164,318 shares of unvested restricted stock, 66,256 shares of which was received in respect of the Units held by Mr. Cline and will vest on April 14, 2015, generally subject to Mr. Cline’s continued employment. Does not include shares issuable upon settlement of performance-vesting restricted stock granted to Mr. Cline.

(5)	Includes 187,035 shares of unvested restricted stock, 10,703 shares of which was granted pursuant to the 2014 Omnibus Incentive Plan and will vest on April 14, 2015 and 87,275 shares of which was received in respect of the Units held by Mr. Lombardi or granted pursuant to the 2014 Omnibus Incentive Plan and will vest on April 14, 2015, in each case, generally subject to Mr. Lombardi’s continued employment. Does not include shares issuable upon settlement of performance-vesting restricted stock granted to Mr. Lombardi.

(6)	Includes 194,476 shares of unvested restricted stock, 10,703 shares of which was granted pursuant to the 2014 Omnibus Incentive Plan and will vest on April 14, 2015 and 91,474 shares of which was received in respect of the Units held by Mr. Trivedi or granted pursuant to the 2014 Omnibus Incentive Plan and will vest on April 14, 2015, in each case, generally subject to Mr. Trivedi’s continued employment. Does not include shares issuable upon settlement of performance-vesting restricted stock granted to Mr. Trivedi.

(7)	Includes 134,017 shares of unvested restricted stock, 6,690 shares of which was granted pursuant to the 2014 Omnibus Incentive Plan and will vest on April 14, 2015 and 63,295 shares of which was received in respect of the Units held by Mr. Chloupek or granted pursuant to the 2014 Omnibus Incentive Plan and will vest on April 14, 2015, in each case, generally subject to Mr. Chloupek’s continued employment. Does not include shares issuable upon settlement of performance-vesting restricted stock granted to Mr. Chloupek.

(8)	Messrs. Alba, Cutaia, Kim and Nash are each employees of Blackstone, but each disclaims beneficial ownership of the shares beneficially owned by Blackstone.

(9)	Includes 1,584,201 shares of unvested restricted stock, 76,259 shares of which was granted to our executive officers as a group pursuant to the 2014 Omnibus Incentive Plan and will vest on April 14, 2015 and 729,729 shares of which was received in respect of the Units held by our executive officers as a group and will vest on April 14, 2015, in each case, generally subject to the applicable executive officer’s continued employment. Does not include shares issuable upon settlement of performance-vesting restricted stock units granted to our executive officers.

Description of capital stock

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each as in effect as of the date of this prospectus, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of capital stock,” “we,” “us,” “our,” and “our company” refer to La Quinta Holdings Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware, or DGCL. Our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. All shares of our common stock that will be outstanding at the time of the completion of any offering to which this prospectus relates will be fully paid and non-assessable. The common stock will not be subject to further calls or assessment by us. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Preferred stock

As of the date of this prospectus, we had no shares of preferred stock issued or outstanding. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Stockholder meetings

Our amended and restated certificate of incorporation and amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer, upon the request of holders of not less than a majority of the total voting power of all the then outstanding shares of our capital stock. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-takeover effects of our amended and restated certificate of incorporation and amended and restated bylaws and certain provisions of Delaware law

Undesignated preferred stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

We do not have a stockholder rights plan or any series of preferred stock designated in connection with such a plan, and if our board of directors were ever to adopt a stockholder rights plan in the future without prior stockholder approval, our board of directors would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year.

Requirements for advance notification of stockholder meetings, nominations and proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Our amended and restated certificate of incorporation provides that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws and that our stockholders may only amend our amended and restated bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote.

No cumulative voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that from and after the date on which the parties to our stockholders’ agreement cease to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, any action required or permitted to be taken by our stockholders may not be effected by consent in writing by stockholders unless such action is recommended in advance by all directors then in office.

Delaware anti-takeover statute

We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

However, our amended and restated certificate of incorporation and amended and restated bylaws provide that in the event the parties to our stockholders’ agreement cease to beneficially own at least 5% of the then outstanding shares of our common stock, we will automatically become subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Dissenters’ rights of appraisal and payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ derivative actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf, to the fullest extent permitted by law, of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our company to our company or our stockholders, (iii) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against our company or any director or officer of our company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Conflicts of interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders, and certain of our directors are, and our directors may in the future be, engaged in the hospitality industry. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provide that, to the fullest extent permitted by law, none of Blackstone or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on liability and indemnification of officers and directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification agreements

We have entered into indemnification agreements with each of our directors and executive officers as described in “Certain relationships and related party transactions—Indemnification agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer agent and registrar

The transfer agent and registrar for shares of our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the NYSE under the symbol “LQ.”

Shares eligible for future sale

We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk factors—Risks related to this offering and ownership of our common stock—Future issuances of common stock by us, and the resale of shares held by our pre-IPO owners, could cause the market price of our common stock to decline.”

As of March 6, 2015, we had a total of 130,859,362 shares of our common stock outstanding. After giving effect to this offering, our Sponsor will hold 31.7% shares of our common stock (or 29.7% shares if the underwriters exercise in full their option to purchase additional shares from the selling stockholders). After the expiration or earlier waiver or termination of the lock-up periods described below, these shares held by our Sponsor will be freely tradable without restriction or further registration under the Securities Act subject to the limitations under Rule 144 of the Securities Act described below.

In addition, a total of 13,000,000 shares of our common stock has been reserved for issuance under our 2014 Omnibus Incentive Plan, of which 10,884,636 shares of common stock remain available for future awards and for settlement of the 2015 PSUs at March 6, 2015 (which amount includes shares issuable upon settlement of restricted stock units and performance share units). We filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of common stock issued pursuant to our 2014 Omnibus Incentive Plan. Our board has also approved, subject to stockholder approval, our ESPP and we have reserved a total of 2,600,000 shares of common stock for issuance thereunder. Upon stockholder approval, we will file a registration statement on Form S-8 under the Securities Act to register such shares. Accordingly, subject to applicable vesting restrictions or lock-up restrictions (described below), shares registered, or to be registered, under such registration statements will be available for sale in the open market.

Registration rights

In connection with the IPO, we entered into a registration rights agreement that provides Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. See “Certain relationships and related party transactions—Registration rights agreement.” This offering is being made, and Blackstone’s offering in November 2014 was made, pursuant to the registration rights agreement.

10b5-1 plans

Some of our employees, including certain of our executive officers, have entered into or intend to enter into trading plans pursuant to Rule 10b5-1 under the Exchange Act regarding sales of shares of our common stock. These plans permit the automatic trading of our common stock by an independent person (such as a stockbroker) who is not aware of material, non-public information at the time of the trade. Sales of shares by our executive officers under plans that were established prior to the execution of the 45-day lock-up agreements described below may be made during the 45-day lock-up period.

Lock-up agreements

We will agree with the underwriters, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period starting on the date of the prospectus and continuing for 45 days following the date of this prospectus. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or announce material news or a material event or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, unless J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC waive, in writing, such an extension.

Our executive officers and directors and Blackstone, which includes the selling stockholders, will sign lock-up agreements with the underwriters providing, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, without, in each case, the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period starting on the date of the prospectus and continuing for 45 days following the date of this prospectus. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or announce material news or a material event or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, unless J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC waive, in writing, such an extension.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, subject to compliance with the six-month holding period described above, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Certain United States federal income and estate tax consequences to non-U.S. holders

The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction or under any applicable income tax treaty.

Dividends

If we make distributions of cash or property on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Gain on disposition of common stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete the applicable Internal Revenue Service Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on disposition of common stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

Gain derived by a non-U.S. holder described in the first bullet point immediately above will be subject to United States federal income tax on a net income basis under regular graduated

United States federal income tax rates. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

We believe that we are currently a “United States real property holding corporation” for United States federal income tax purposes. So long as our common stock continues to be regularly traded on an established securities market (within the meaning of applicable United States Treasury regulations), only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.

Federal estate tax

Common stock held by an individual who is neither a citizen nor a resident of the United States (as specifically defined for estate tax purposes) at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI) and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI) and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code, or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional withholding requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from the selling stockholders, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Total	17,500,000

The underwriters are committed to purchase all the common shares offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After this offering, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 2,625,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option exercise	With full option exercise
Per Share	$	$
Total	$	$

Pursuant to the registration rights agreement entered into in connection with our IPO, we will pay certain expenses (other than underwriting discounts and commissions of the selling stockholders) in connection with this offering. The net expenses of this offering that are payable by us are estimated to be approximately $1.1 million (excluding underwriting discounts and commissions), including approximately $15,000 in connection with the qualification of this offering with FINRA by counsel to the underwriters.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters participating in the offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

We will agree with the underwriters, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period starting on the date of the prospectus and continuing for 45 days following the date of this prospectus. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or announce material news or a material event or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, unless J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC waive, in writing, such an extension.

Our executive officers and directors and Blackstone, which includes the selling stockholders, will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, for a period starting on the date of the prospectus and continuing for 45 days following the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or announce material news or a material event or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, unless J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC waive, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the NYSE under the symbol “LQ”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option referred to above. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor the underwriters can assure investors that the shares will trade in the public market at or above the public offering price listed on the cover of this prospectus.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, each of the underwriters acted as an underwriter in our IPO and in the public offering of common stock by certain stockholders in November 2014. In addition, an affiliate of J.P. Morgan Securities LLC is the administrative agent, collateral agent, swing line lender and letter of credit issuer under our senior secured credit facilities. In addition, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC and/or their respective affiliates were joint lead arrangers, joint bookrunners and lenders under our senior secured credit facilities. In addition, most recently, each of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC or their respective affiliates acted as financial advisor and underwriter to our Sponsor in a variety of transactions including financings and loan originations, loan syndications, initial public offerings, secondary equity offerings, debt offerings and mergers and acquisitions, and, with respect to Morgan Stanley & Co. LLC or its affiliates, distributions of funds. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The underwriters have agreed to reimburse us for certain of our out-of-pocket expenses incurred in connection with this offering.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

Experts

The consolidated financial statements, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of WIH La Quinta Inn Hotels as of and for the years ended December 31, 2013 and 2012, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

This prospectus is a part of the registration statement on Form S-1 we filed with the SEC under the Securities Act and does not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

Information incorporated by reference

The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2014;

•	our Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2014; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on April 9, 2014, including all amendments and reports filed for the purpose of updating such description.

Any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

La Quinta Holdings Inc.

909 Hidden Ridge, Suite 600

Irving, Texas 75038

Attn: Investor Relations

Tel.: (214) 492-6600

Email: investor.relations@laquinta.com

Our reports and documents incorporated by reference into this prospectus may also be found in the “Investor Relations” section of our website at http://www.lq.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

La Quinta's Purpose

Provide a refreshing and engaging environment that builds long-lasting, valuable relationships with team members, guests, owners, shareholders, and everyone we do business with.

La Quinta's purpose and core values form the foundation of who we are and what we do.

Our Core Values

PEOPLE	People are the heart of everything we do. Make coming to work the best part of their day. Treat everyone with respect.
PASSION	Approach each work day with a sense of ownership and personal pride. Always do "whatever it takes."
INTEGRITY	Always do the right thing, even when no one is watching.
EXCELLENCE	Do ordinary things extraordinarily well. Good is not good enough. Strive for the best in all you do.
UNIQUE	La Quinta is big but acts small. We're not afraid to be different.

How Our Guests Want to Feel

ASSURED	Secure, confident they made the right choice with La Quinta
SETTLED IN	Comfortable, relaxed in their surroundings
OPTIMISTIC	Ready to take on the new day – whatever it holds

LA QUINTA
INNS & SUITES

© 2014 La Quinta Worldwide, LLC. All rights reserved. LA QUINTA, Returns, LQ Instant Hold, LQ.com, wake up on the bright side, and the Sunburst-Q are registered trademarks of La Quinta Worldwide, LLC in the US and in certain other countries. All other trademarks are the property of their respective owners.

17,500,000 Shares

La Quinta Holdings Inc.

Common Stock

J.P. Morgan

Morgan Stanley

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

Filing Fee—Securities and Exchange Commission	$52,571
Fee—Financial Industry Regulatory Authority	68,362
Fees and Expenses of Counsel	500,000
Printing Expenses	150,000
Fees and Expenses of Accountants	230,000
Miscellaneous Expenses	49,067

Total	$1,050,000

Item 14. Indemnification of directors and officers.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We are party to indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent sales of unregistered securities.

None.

Item 16. Financial statements and exhibits.

(a) Exhibit Index:    Following is a list of exhibits being filed as part of this registration statement on Form S-1.

Exhibit index

Exhibit No.		Description

1.1		Form of Underwriting Agreement

3.1

Amended and Restated Certificate of Incorporation of La Quinta Holdings Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on April 14, 2014 (File no. 001-36412))

3.2		Amended and Restated By-Laws of La Quinta Holdings Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on April 14, 2014 (File no. 001-36412))

5.1		Opinion of Simpson Thacher & Bartlett LLP

10.1

Stockholders’ Agreement, dated as of April 14, 2014, by and among La Quinta Holdings Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on April 14, 2014 (File no. 001-36412))

10.2

Registration Rights Agreement, dated as of April 14, 2014, by and among La Quinta Holdings Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on April 14, 2014 (File no. 001-36412))

10.3	*	2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (File no. 333-193860))

10.4	*

Amended and Restated Employment Agreement, dated September 30, 2003, between La Quinta Corporation and Wayne B. Goldberg (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File no. 333-193860))

10.5	*

First Amendment to Amended and Restated Employment Agreement, dated November 9, 2005, between La Quinta Corporation and Wayne B. Goldberg (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File no. 333-193860))

10.6	*

Second Amendment to Amended and Restated Employment Agreement, dated January 25, 2006, between LQ Management L.L.C. and Wayne B. Goldberg (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File no. 333-193860))

10.7	*

Letter and Severance Agreement, dated January 7, 2013, between LQ Management L.L.C. and Keith Cline (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File no. 333-193860))

10.8	*	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File no. 333-193860))

10.9

Credit Agreement, dated April 14, 2014, among La Quinta Holdings Inc., La Quinta Intermediate Holdings L.L.C., as borrower, the other guarantors party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swing line lender and L/C lender, and the other lenders party thereto from time to time (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File no. 333-193860))

10.10

Security Agreement, dated April 14, 2014, among the grantors identified therein and JPMorgan Chase Bank, N.A., as collateral agent (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File no. 333-193860))

Exhibit No.		Description

10.11	*	Form of La Quinta Holdings Inc. Share Distribution Acknowledgement (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File no. 333-193860))

10.12	*	Form of Restricted Stock Grant Notice under the 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (File no. 333-193860))

10.13

Agreement of Purchase and Sale, dated as of April 8, 2014, between BRE/Prime Mezz 2 L.L.C., as seller, and Lodge Holdco III L.L.C., as buyer (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on April 14, 2014 (File no. 001-36412))

10.14	*

Form of Performance Share Unit Agreement under the 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (File no. 001-36412))

10.15	*

Form of Restricted Stock Grant Notice (Retention Award) under the 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (File no. 001-36412))

10.16	*

Form of Restricted Stock Grant Notice (Time-Based Vesting Award) under the 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (File no. 001-36412))

10.17	*

Form of Restricted Stock Unit Grant Notice under the 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (File no. 001-36412))

10.18	*

Form of Performance Share Unit Agreement under the 2014 Omnibus Incentive Plan relating to the 2015 Performance Compensation Awards (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2014 (File No. 001-36412))

10.19	*

Form of Restricted Stock Grant Notice (Time-Based Vesting Award) under the 2014 Omnibus Incentive Plan relating to the 2015 Time-Based Restricted Stock Awards (incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2014 (File No. 001-36412))

21.1		List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014 (File No. 001-36412))

23.1		Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)

23.2		Consent of Deloitte & Touche LLP as to La Quinta Holdings Inc.

23.3		Consent of Deloitte & Touche LLP as to WIH La Quinta Inn Hotels

24.1		Power of Attorney (included on the signature pages to this Registration Statement)

99.2		Combined financial statements of the WIH La Quinta Inn Hotels

*	This document has been identified as a management contract or compensatory plan or arrangement.

(b) Financial Statement Schedule:    All schedules are omitted because the required information is either not present, not present in material amounts or presented within the audited consolidated financial statements incorporated by reference in the prospectus.

Item 37. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, Texas, on March 12, 2015.

La Quinta Holdings Inc.

By:	/s/ Wayne B. Goldberg
Name: Wayne B. Goldberg Title: President and Chief Executive Officer

Power of attorney

The undersigned directors and officers of the registrant hereby constitute and appoint Wayne B. Goldberg, Keith A. Cline and Mark M. Chloupek, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 12, 2015.

Signature	Capacity

/s/ Wayne B. Goldberg Wayne B. Goldberg	President and Chief Executive Officer and Director (principal executive officer)

/s/ Keith A. Cline Keith A. Cline	Executive Vice President and Chief Financial Officer (principal financial officer)

/s/ James H. Forson James H. Forson	Senior Vice President, Chief Accounting Officer and Treasurer (principal accounting officer)

/s/ Glenn Alba Glenn Alba	Director

/s/ Alan J. Bowers Alan J. Bowers	Director

Signature	Capacity

/s/ Henry G. Cisneros Henry G. Cisneros	Director

/s/ Giovanni Cutaia Giovanni Cutaia	Director

/s/ Brian Kim Brian Kim	Director

/s/ Michael Nash Michael Nash	Director

/s/ Mitesh B. Shah Mitesh B. Shah	Director

/s/ Gary M. Sumers Gary M. Sumers	Director